SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of march 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial statements of Thomson and its consolidated subsidiaries

UNAUDITED

Consolidated income statements	2
Consolidated balance sheets	3
Consolidated statements of cash flows	5
Consolidated statements of changes in shareholders’ equity and minority interests	6
Notes to the consolidated financial statements	7

PARIS:102031.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

UNAUDITED

	Year ended December 31,

	Note	2002	2003	2004

	(€ in millions, except per share data)

Net sales	(3)	10,187	8,459	7,994
Cost of sales		(7,761)	(6,536)	(6,284)

Gross margin		2,426	1,923	1,710

Selling, general and administrative expense		(1,334)	(1,120)	(999)
Research and development expense	(4)	(374)	(295)	(277)

Operating income		718	508	434

Restructuring costs	(18)	(141)	(217)	(742)
Other income (expense), net	(6)	45	(32)	(27)
Equity investments	(9)	-	(7)	(3)

Earnings before interest, goodwill		622	252	(338)
amortization and tax

Interest income (expense), net		9	(9)	(24)
Other financial expense, net		(137)	(70)	(55)

Financial expense	(5)	(128)	(79)	(79)

Amortization of goodwill		(78)	(76)	(130)
Income tax	(7)	(56)	(63)	(88)

Net income before minority interests		360	34	(635)

Minority interests		13	(8)	(1)

Net income		373	26	(636)

Weighted average number of shares
outstanding - basic net of treasury
stock (1)		277,240,438	276,796,602	273,646, 869

Basic net income per share		1.35	0.09	(2.32)
Diluted net income per share (2)		1.29	0.09	(2.32)
(1)	In 2003 and 2004, the decrease is due to the treasury sharestock acquired (note 16).
(2)	See note 16.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

UNAUDITED

	Year ended December 31,

	Note	2002	2003	2004

ASSETS:		(€ in millions)

Fixed assets:

Intangible assets, net	(8)	2,183	1,935	2,206

Property, plant and equipment		3,800	3,554	3,535
Less: accumulated depreciation		(2,178)	(2,080)	(2,481)

Property, plant and equipment, net	(8)	1,622	1,474	1,054

Equity investments	(9)	4	11	128
Other investments	(10)	58	125	113
Loans and other non-current assets		156	49	39

Total investments and other non-current
assets		218	185	280

Total fixed assets		4,023	3,594	3,540

Curent assets:

Inventories	(11)	962	744	569
Trade accounts and notes receivable, net	(12)	1,675	1,315	1,180
Current accounts with affiliated companies		71	79	183
Other receivables	(13)	1,278	960	968
Contracts advances , net	(14)	242	205	179
Cash and cash equivalents	(15)	1,463	2,383	1,906

Total current assets		5,691	5,686	4,985

Total assets		9,714	9,280	8,525

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

UNAUDITED

		Year ended December 31,

	Note	2002	2003	2004

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS		(€ in millions)

Shareholders’ equity:	(16)

Common stock (273,308,032 shares, nominal value €3.75 per share at December 31, 2004 ; 280,613,508 shares, nominal value €3.75 per share at December 31, 2003 and 2002)		1,052	1,052	1,025
Treasury shares		(155)	(210)	(55)
Additional paid in capital Retained earnings		1,938	1,938	1,748
Additional paid in capital Retained earnings		1,447	1,411	666
Cumulative translation adjustment		(339)	(612)	(718)
Revaluation reserve		4	4	4

Shareholders’ equity		3,947	3,583	2,670

Minority interests		38	9	20

Reserves:
Reserves for retirement benefits	(17)	705	653	589
Restructuring reserves	(18)	127	118	104
Other reserves	(19)	216	206	176

Total reserves		1,048	977	869

Financial debt	(20)	1,694	2,128	2,501
(of which short-term portion)		262	263	904

Current liabilities:

Trade accounts and notes payable		1,235	1,364	1,221
Accrued employee expenses		223	183	165
Other creditors and accrued liabilities	(21)	1,070	858	995
Debt related to Technicolor acquisition	(22)	459	178	84

Total current liabilities		2,987	2,583	2,465

Total liabilities, shareholders’ equity and minority interests		9,714	9,280	8,525

- Off-balance sheet commitments	(24)
- Contingencies	(27)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	Year ended December 31,

	2002	2003	2004

	(€ in millions)

Operating Income	718	508	434
Adjustments to reconcile operating income to cash
provided by operating activities:
Depreciation of property, plant and equipment	358	302	278
Amortization of intangible assets	38	39	40
Amortization of contracts and changes in reserves
reflected in operating income (1)	45	107	118
Decrease (increase) in inventories, net	155	120	(64)
Decrease (increase) in trade and other
receivables, net	401	262	65
Increase (decrease) in trade accounts, notes
payable and accrued expenses	(139)	258	(31)
Change in other current assets and current
liabilities (2)	(115)	(170)	(10)
Restructuring cash expenses	(175)	(173)	(200)
Others (6)	(182)	(70)	(229)

Net cash provided by operating activities (I)	1,104	1,183	401

Capital expenditures	(608)	(510)	(348)
Proceeds from disposal of fixed assets (7)	16	34	49
Acquisition of investments (note 23) (8)	(1,273)	(565)	(680)
Proceeds from disposals of investments	149	249	77

Net cash used by investing activities (II)	(1,716)	(792)	(902)

Net cash provided (used) by operations (I+II)	(612)	391	(501)

Dividends paid (3)	-	(66)	(74)
Capital increase and share repurchases (4)	-	(55)	(58)
Increase in short-term debt (5)	218	215	272
Repayment of short-term debt	(248)	(31)	(209)
Increase in long-term debt (note 20)	607	456	406
Repayment of long-term debt	(37)	(8)	(332)

Net cash provided (used) by financing activities (III)	540	511	5

Effect of exchange rates and changes in reporting
entities (IV)	3	18	19
Net increase (decrease) in cash and cash
equivalents (I+II+III+IV)	(69)	920	(477)

Cash and cash equivalents at the beginning of year	1,532	1,463	2,383

Cash and cash equivalents at the end of year	1,463	2,383	1,906

(1)	The amortization of contract advances amounts to € 144 million, € 136 million and € 66 million for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	This line excludes any change in balance sheet items unrelated to operating income, which mainly includes interest, income tax and non-current items, the cash effect of which is presented under “Others”.
(3)	Cash dividends paid to Thomson’s shareholders in 2004 amount to € 71 million. Dividends paid to minority interests amount to € 3 million.
(4)	Includes minority interest changes.
(5)	Including the net cash impact of currency swap transactions.
(6)	Includes any change in balance sheet items unrelated to operating income, mainly interest, income tax and non-current items, the cash effect of which is presented here.
(7)	Includes for € 28 million the cash received in connection with the disposal of the optical components production plant.
(8)	Includes the various impacts linked to the disposal of Thomson’s TV business against a 33% stake in TTE, as described in note 23.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS

UNAUDITED

	Number of shares	Common stock	Additional paid in capital net of costs	Redeem- able bonds	Treasury shares	Accumulated retained earnings	Cumulative translation adjustment	Revaluation reserves	Share- holders' equity	Minority interests

	(in thousands)		(€ in millions)

Balance at December 31, 2001	265,113	994	1,235	761	(156)	1,074	46	4	3,958	71

Translation adjustment	-	-	-	-	-	-	(385)	-	(385)	(9)
Redeemable bonds (1)	15,500	58	703	(761)	-	-	-	-	-	-
Treasury stock loaned
(interest)	-	-	-	-	1	-	-	-	1	-
Change in perimeter	-	-	-	-	-	-	-	-	-	(11)
Net income (loss)	-	-	-	-	-	373	-	-	373	(13)

Balance at December 31, 2002	280,613	1,052	1,938	-	(155)	1,447	(339)	4	3,947	38

Translation adjustment	-	-	-	-	-	-	(273)	-	(273)	(1)
Dividends	-	-	-	-	-	(62)	-	-	(62)	(4)
Treasury stock
(3,000,000 shares)	-	-	-	-	(55)	-	-	-	(55)	-
Change in perimeter	-	-	-	-	-	-	-	-	-	(32)
Net income (loss)	-	-	-	-	-	26	-	-	26	8

Balance at December 31, 2003	280,613	1,052	1,938	-	(210)	1,411	(612)	4	3,583	9

Translation adjustment	-	-	-	-	-	-	(106)	-	(106)	(1)
Dividends	-	-	-	-	-	(71)	-	-	(71)	(3)
Change in perimeter										14
Treasury stock purchased
(4,157,010 shares)	-	-	-	-	(74)	-	-	-	(74)	-
Warrants (3)	-	-	12	-	-	-	-	-	12	-
Treasury stock
cancelled (7,305,476 shares) (4)	(7,305)	(27)	(200)	-	227	-	-	-	-	-
Treasury stock granted to
employees
(141,488 shares)	-	-	(2)	-	2	-	-	-	-	-
Stock options granted (5)	-	-	-	-	-	5	-	-	5	-
Change in accounting
principles (2)	-	-	-	-	-	(43)	-	-	(43)	-
Net income (loss)	-	-				(636)			(636)	1

Balance at December 31, 2004	273,308	1,025	1,748	-	(55)	666	(718)	4	2,670	20

(1)	15.5 million of non-interest bearing “ORA” bonds redeemable in 15.5 million Thomson shares, nominal value €3.75 per share, were issued by Thomson and subscribed by Carlton on March 16, 2001 and redeemed in shares on March 16, 2002.
(2)	Impact due to the first consolidation of two special purpose entities (notes 1, 2 and 24).
(3)	On September 15, 2004, the extraordinary shareholders meeting approved a subscription plan for warrants (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for individual shareholders that filed certain conditions. As of December 31, 2004, a number of 12,471,859 BASA at 1€ each were subscribed. Each BASA give the right to subscribe one Thomson subscription certificate at 16€ per certificate.
(4)	On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction.
(5)	Fair value as of July 31, 2004 of a common stock call option granted to TCL Corporation in connection with the TV Combination Agreement (notes 2 and 16).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

1.  THE GROUP AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. In order to advance its strategy, Thomson announced its intention to put in place a reorganization of its activities as of January 1, 2005. This will organize the Group’s activities around three principal activities: Services, Systems & Equipments and Technology, plus two further divisions regrouping its remaining activities: Displays & Consumer Electronics partnerships and Corporate. The financial information presented in these financial statements remains based on the divisional structure in place during 2003 and 2004, which regrouped activities around four principal divisions: Content & Networks, Components, Consumer Products and Licensing.

In these financial statements, the terms “Thomson group” (formerly the Thomson multimedia group), "the Group" and "Thomson" mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company (formerly Thomson multimedia S.A.).

The consolidated financial statements of Thomson have been prepared in accordance with French generally accepted accounting principles ("French GAAP") as set forth in the French law on consolidation (the Act of January 3, 1985) and within Regulation 99-02, approved by the decree dated June 22, 1999 of the Comité de la Réglementation Comptable (CRC).

Financial statements of consolidated subsidiaries, when prepared in accordance with the accounting principles generally accepted in their country of origin, have been adjusted accordingly in consolidation. All figures are presented in millions of euro unless otherwise stated.

Income statement presentation: Thomson has elected to modify its income statement presentation, as permitted by regulation 99-02, to take into account upcoming changes to the presentation format of the income statement to take place over the next two years under IFRS. Thomson also believes that such a change provides more useful information to the users of its financial statements. Prior periods have been restated with the new classification and sub-total captions, however there is no change to previously reported income statement amounts.

Cash Flow presentation: Thomson has elected to present the breakdown of its “cash flow from operating activities” using the reconciliation from “operating income” according to the method permitted by regulation 99-02, instead of the reconciliation from “net income”. Under this new method, operating income instead of net income is reconciled to the cash provided by operating activities. Thomson believes that such a change provides more useful information to the users of its financial statements. Also, “others” includes interest, non-current items and income tax, which are determined using the direct method (i.e., the net cash paid or received).

Use of estimates: The preparation of the consolidated financial statements in conformity with French GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated statements. Actual results could differ from these estimates.

  Estimates made by management include among other items, accrued accounts receivable allowances, inventory and investment valuation allowances, retirement and post-retirement benefits, depreciation and amortization, loss reserves, deferred tax, contingencies and environmental obligations.
  The accounting consequences of the TV disposal and TTE purchase as well as the assessment of the write-off of certain displays’ assets have been estimated using third parties offers (note 6, 9 and 18).

In 2003, design-tooling amortization was extended from 18 months to 24 months, mainly in the Consumer Products segments, because the usage of such tools is proven to be longer and

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

because such tools are guaranteed by the supplier over such duration. The impact of the new duration, if applied in 2002, would have improved the operating income in an amount of €3 million in 2002. Had the previous duration been applied in 2003, the amortization charges would have increased by €2 million.

U.S. GAAP reconciliation: Thomson files an annual report on Form 20-F with the Securities and Exchange Commission in the U.S., which contains a reconciliation of operating income, net income and shareholders’ equity prepared in accordance with French GAAP, to net income and shareholders’ equity prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

IFRS GAAP reconciliation: Thomson will present in its annual report in the MD & A section a reconciliation of its net income and its retained earnings with IFRS standards.

a) Consolidation

The financial statements of the subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated.

Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003, modified article L233-16 of the French Commercial Code, which did not permit the consolidation of a company unless at least one share was owned. According to this new Article 133 and disregarding the number of shares held, fully controlled special purpose entities (SPEs), are consolidated as of January 1, 2004, applying a retroactive method. The law did not allow an early application. Thomson has two such SPEs, one put in place in 2000 and the other in 2001, which are affected by the application of this new article in 2004.

These SPEs have been consolidated retroactively as of December 31, 2003, increasing the net tangible fixed assets for € 193 million, the financial debt for € 321 million, decreasing the deferred income for € 85 million and with the net impact booked to equity for € -43 million. Following these SPEs consolidation, as of December 31, 2004, the Group no longer reports off-balance sheet future payments related to synthetic leases.

Investments in companies over which Thomson exercises significant influence, directly or indirectly, but does not control, are accounted for under the equity method.

Investments in companies over which Thomson has joint control with a limited number of partners ("joint ventures") are accounted for under the pro rata consolidation method.

b) Translation of foreign subsidiaries’ financial statements

The financial statements of foreign subsidiaries are translated into euros using the following principles: - balance sheets are translated at the closing foreign exchange rates prevailing at the balance sheet date; - statements of income and cash flows are translated at the average exchange rates of the period; and - the resulting translation differences are reflected as a translation adjustment in the shareholders’ equity section of the balance sheet.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The main foreign exchange rates used for translation are summarized in the following table (expressed in each case as one unit of each foreign currency converted to euros):

		2002			2003			2004

	Closing		Average	Closing		Average	Closing		Average
	rate		rate	Rate		rate	rate		Rate

U.S. dollar	0.95356		1.05803	0.79177		0.87934	0.73303		0.80173
Pound sterling	1.53728		1.59132	1.41884		1.44323	1.41365		1.47262
Canadian dollar	0.60423		0.67386	0.61599		0.63124	0.60938		0.61882
Hong Kong dollar	0.12228		0.13566	0.10199		0.11293	0.09429		0.10294
Polish zloty	0.248694		0.259149	0.21268		0.22602	0.24537		0.22155
Chinese CNY	0.115206		0.127827	0.09566		0.1062	0.08857		0.09686

The average rate is determined by taking the average of the month-end closing rates for the year period, unless such method results in a material distortion.

c) Transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are converted in functional currency at the respective exchange rates prevailing at the balance sheet dates. The related unrealised exchange gains and losses are included under "other financial expense, net" in the consolidated income statements, except if the assets or liabilities were hedged.

Transactions denominated in foreign currencies are converted at the exchange rate prevailing at the date of the transaction or at the rate of the applicable forward contract if hedged.

d) Financial instruments

Thomson enters into financial instruments to hedge foreign currency risk, interest rate risk and from time to time to hedge the market volatility of certain marketable equity investments.

Financial risk exposures are managed centrally by the Corporate Treasury department in Paris in accordance with market conditions and in the framework of procedures established by management. Thomson enters into over-the-counter financial instruments, with a limited number of counterparts. Depending on local foreign currency regulations or practical access to markets, foreign exchange transactions are carried out by the Corporate Treasury in Paris or by the Hong Kong regional treasury or by the Americas regional treasury (the latter for transactions in Mexican peso). Affiliates unable to enter into foreign currency hedging operations with Corporate Treasury because of local laws or regulations do so directly with local banks under the supervision of Corporate Treasury and in accordance with corporate policies and procedures.

Foreign currency risk

Thomson operates as a global company and consequently is subject to mismatches between the currencies in which sales are made and the currencies in which expenses are incurred.

Moreover, the Group operates in certain emerging markets, which are subject to risks and uncertainties inherent in such markets, including economic and governmental instability, controls on repatriation of earnings and capital and restrictions on the means available to Thomson to hedge currency fluctuation risks.

Thomson’s policy is to reduce the impact of foreign currency fluctuations on net commercial transaction exposures generally on a short -term basis and in certain cases for longer periods depending on the cycle of the underlying business activities. The Group buys and sells currencies on a forward basis and buys currency options.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Foreign currency forward contracts, and foreign currency options, are considered as hedges for accounting purposes if they are designated to hedge accounts receivable and accounts payable amounts on the balance sheet at the closing date of the period or anticipated commercial transactions.

The nature of the commercial products sold and the consistency of the demand for these products are such that it is reasonable to consider the anticipation of future cash flows generated by market demand as similar to firm order commitments.

Gains and losses on foreign currency instruments designated as hedges of the following year’s anticipated commercial transactions are recognized as income or expense over the same period as the underlying transaction.

Foreign currency instruments that do not qualify for hedge accounting are recorded at market value, and gains and losses resulting from these instruments are recognized as “other financial expense, net” in the consolidated income statements.

Interest rate risk

Thomson’s policy is to hedge interest rate exposures in accordance with target ratios of fixed/floating debt, which are set periodically as a function of market conditions.

The Group enters into interest rate swaps and buys forward rate agreements and caps.

Gains and losses on interest rate instruments designated as hedges of the Group’s debt instruments, are accounted for over the life of the contract, on an accrual basis, as an increase or decrease to “interest income (expense), net” and the accruals are included either in “other receivables” or “other creditors and accrued liabilities” on the balance sheet.

Interest rate swaps and forward rate agreements that do not qualify for hedge accounting as well as interest rate caps are marked-to-market and gain or loss recognized in “other financial expense, net” in the consolidated income statements.

Equity risk

From time to time, Thomson hedges the market volatility of certain marketable equity investments. Gains and losses on equity instruments designated as hedges are deferred until the related marketable equity securities are sold.

e) Net sales

Sale of goods and services

Revenue consists of income from all activities of consolidated subsidiaries after elimination of inter-company transactions. Revenue is recognized when ownership is transferred which generally occurs at the time of shipment.

Licensing revenue

Patent licensing agreements generally provide that a specified royalty amount is earned at the time of shipment on each product shipped to a third-party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. Generally, the actual royalty amount is required to be declared by the licensee and paid to the Group within 30 to 60 days after the end of the calendar quarter. New license agreements can also include provision for the licensee to pay for past shipments.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The Group may enter into specific licensing agreements according to which its only obligation is to maintain and defend the patent rights licensed to its customers. Under such contracts, the related revenues are recognized when the right to such revenues is acquired.

Sales of patents incidental to patent licensing activities are recorded as revenues when earned.

Warranty and returns

Estimated product warranty costs are provided for at the time of sale. The warranty reserve covers all of the products that are still under warranty. The amount of the reserve is determined based upon known non-recurring product issues as well as on historical experience.

Thomson accrues an estimate, at the time of sale, through its warranty reserve for all returns from its customers related either to product failures or consumer returns. Although Thomson’s general policy is to not accept returns of undamaged products, Thomson may accept returns for undamaged products on a discretionary basis. The impact of these returns has historically not been material.

Price protection

Price protection may be granted to customers in certain countries where it is common when Thomson’s retail price of a product decreases for items held in stock by the customer. Price protection programs are discretionary. Accordingly, Thomson accrues for price protection at the time allowances are probable of being granted to customers. Price protection is reflected as a reduction of sales.

Sales incentives

Sales incentives to customers under sales incentives programs are deducted from sales unless the following conditions are met:

- Thomson receives an identifiable and separable benefit (goods or services) in exchange for the cash paid to the customer, and

- Thomson can reasonably estimate the fair value of the benefit. Amounts paid in excess of such identified benefit are deducted from sales.

f) Fixed assets

Goodwill is amortized on a straight-line basis over its estimated useful life, generally over a period of 3 to 20 years.

Trademarks and similar rights with an indefinite economic life are no longer subject to amortization, in accordance with French GAAP.

Software development costs are generally expensed. Elements may be capitalized as intangible assets when they comply with the following criteria:
- the project is clearly defined and costs are separately identified and reliably measured,
- the technical feasibility of the software is demonstrated,
- the software will be sold or used in-house,
- a potential market exists for the software, or its usefulness (in case of internal use), is demonstrated, and
- adequate resources for the project are available.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Software costs thus capitalized are categorized and amortized over their economic useful lives, which generally do not exceed 3 years.

Unless impaired, property, plant and equipment are carried at historical cost.

Depreciation is computed using the straight-line or declining-balance method over the estimated useful lives of the assets or using the unit of production method when appropriate.

Depreciation is generally applied over the following estimated useful lives of the fixed assets: - 20 to 40 years for buildings, - 1 to 12 years for plant and equipment, - 4 to 10 years for other fixed assets.

At the balance sheet dates and whenever events or changes in market conditions indicate a potential impairment of intangible assets or property, plant and equipment, the expected future cash flows (undiscounted for tangible as well as intangible with a definite useful life and discounted for intangible with an indefinite useful life) of the related assets are compared with the carrying amounts of such assets. Whenever such review indicates that there is an impairment, the carrying amount of such assets is reduced to their fair market value. The fair value is computed by reference to the discounted expected future cash flows generated by these assets.

g) Other investments

Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual basis. Net realizable value is based upon the underlying equity of the investment, its expected future profitability, or its market value (average of the quoted prices of the closing month for listed investments).

h) Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) or weighted-average method.

The cost of finished goods and work in progress inventories includes the cost of raw materials, labor and subcontracted purchases used during production, plus an allocation of industrial overhead. A valuation allowance is recorded when the carrying value is higher than the net realizable value.

i) Research and development

Research and development costs are expensed as incurred (subject to the qualification set out in paragraph (f) above, concerning software development costs).

Subsidies for research and development are accounted for as income based on the stage of completion of the projects and are directly deducted from research and development costs. Certain projects are funded by means of repayable advances from governmental entities. Thomson deducts such external funding directly from research costs as incurred, as the repayments are generally contingent on future revenues generated by the project and are possible, but not probable.

j) Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid investments with an initial maturity of three months or less.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

k) Deferred tax

Thomson uses the liability method of tax allocation and records deferred taxes when there is a difference between the tax and accounting basis of assets and liabilities. A valuation allowance is recorded when there is uncertainty regarding the future utilization of these temporary differences. Tax on undistributed earnings of subsidiaries and equity companies are taken into account only when there is a planned distribution of dividends.

l) Pensions and retirement and termination benefits

Retirement indemnities and post-retirement benefits are accrued over the years of service of the employees.

The method used is the Projected Unit Credit Method with projected final salary using U.S. GAAP methodology. Actuarial gains or losses, such as gains and losses resulting from the effect of changes in actuarial assumptions, are deferred except for that part in excess of 10% (“corridor”) of the greater of the beginning balance of the fair market value of plan assets or the projected benefit obligation. This part in excess is amortized over the average remaining service period of active employees expected to receive benefits under the plan or if all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants is used. This part is included as a component of the pension costs.

In accordance with the opinion 2004-05 of the French Conseil National de la Comptabilité (CNC), jubilee awards are now classified under “other reserves” caption instead of “reserves for retirement benefits”. Accordingly actuarial gains and losses are now included in this provision.

m) Reserves

Reserves and liabilities are accounted for in compliance with regulation 00-06 of the French Committee on Accounting Regulations (Comité de la Réglementation Comptable) relating to the accounting for liabilities.

Restructuring reserves are recorded when Thomson has a current obligation as a result of a past event and for which an outflow of resources is probable and a reliable estimate can be made. Consequently, restructuring reserves are accrued for when a restructuring decision to close a facility, or to reduce or relocate the workforce meets the criteria stated in Regulation 00-06 of the French Committee on Accounting Regulations.

n) Statements of cash flows

Cash flows from operating activities are determined using the reconciliation from “operating income” according to the method permitted by Regulation 99-02, instead of the reconciliation from “net income”.

o) Other income and expense

“Other income (expense), net” includes restructuring costs, gains or losses on disposals of fixed assets, write-offs/impairments of fixed assets and any other material unusual items.

p) Legal reserve

Pursuant to French law, Thomson is legally required to contribute a minimum of 5% of its annual net income (after any reduction for losses carried forward from the previous year) to a legal reserve. This minimum contribution is no longer required when the legal reserve equals 10% of the aggregate nominal value of its issued share capital. The legal reserve may be distributed only upon liquidation. At December 31, 2004 Thomson’s legal reserve amounted to

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

€ 43 million, compared to an aggregate nominal value of its share capital at the same date of €1,025 million.

q) Earnings per share

The basic earning per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year. Treasury shares are not considered as outstanding for the purposes of the computation of earnings per share.

The diluted earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year adjusted to include any potential dilutive issues of common shares (mainly share options, warrants, and convertible bonds issued by the Company on its own common shares). Net income for the purposes of this calculation is therefore restated to exclude the interest expense, net of tax, related to such potential dilutive issues and numerator is restated by the equivalent in shares of convertible bonds.

2.  SIGNIFICANT CHANGES IN THE CONSOLIDATED COMPANIES

As of and for the year ended December 31, 2004, Thomson’s consolidated balance sheets and income statements include the accounts of companies listed in note 30. The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the pro rata consolidation method.

	As of December 31,

	2002		2003		2004

	France	Others	France	Others	France	Others

Number of companies:

Parent company and
consolidated subsidiaries	29	148	38	153	37	156
Companies consolidated by pro
rata method	5	25	5	26	5	28
Companies accounted for
under the equity method	-	2	3	7	3	6

Sub-total	34	175	46	186	45	190

Total	209		232		235

Changes in 2004
  (To be read in connection with note 24): In accordance with the new regulation Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003, Thomson fully consolidated two SPEs starting on January 1, 2004. One of the SPEs was put in place in 2000 in connection with a synthetic lease transaction for Thomson Display Mexicana S.A. de C.V. concerning a new television tube manufacturing facility located in Mexicali (Mexico) and the other SPE was put in place in 2001 in connection with a similar lease transaction for Thomson multimedia Polska sp.zo.o (Poland) which involved the transfer of title of its tube manufacturing equipment. On March 31, 2004 Thomson multimedia Polska sp.zo.o unwound the synthetic lease transaction by repaying the debt held via the SPE; consequently title of the equipment was transferred back to Thomson multimedia Polska sp.zo.o.
  On January 7, 2004 Thomson completed the acquisition of the Tubes division of the Chinese company Xinyuan Highway Development (known under the name of "Fortune"). This activity

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

is fully consolidated from that date. Concurrently with this operation, Thomson increased its ownership in Thomson Guangdong Display Co. Ltd. to 77%.
  On March 23, 2004 Thomson signed a definitive agreement to sell to the Taiwanese company, Foxconn, its optical pick-up manufacturing entity located in China within Thomson OKMCO Shenzen Co.Ltd. Thomson will continue its research, product development and selling activities in this business.
  On April 20, 2004 Thomson acquired International Recording, a Rome-based company specializing in creating multiple foreign language versions for theatrical and broadcast content, as well as for video games. This company is fully consolidated from that date.
  On May 12, 2004 Thomson acquired Command post, a leading Canadian provider of video/audio post-production and film services for the North American motion picture industry. This company is fully consolidated from that date.
  On May 15, 2004 Thomson acquired the video division of ParkerVision, a pioneer of live television production automation systems. This activity is fully consolidated from that date.
  On June 11, 2004 Thomson acquired from Beijing C&W Electronics (Group) Co. Ltd. the 45 % minority interest owned in Thomson Zhao Wei Multimedia Co., Ltd. (People’s Republic of China). Thomson already held the other 55%, as well as joint control. This company then formed part of the TV business contributed by Thomson to "TCL-Thomson Electronics" (TTE) in July 2004.
  On June 16, 2004 Thomson acquired from Alcatel the 25% minority interest owned in Nextream S.A. Thomson already held the other 75%, together with the management control. Nextream which was fully consolidated is now 100% held by the Group.
  On June 18, 2004, Thomson acquired Madrid Film SL, also known as Madrid Film Group, the largest film and post-production operation in Spain. This company is fully consolidated from that date.
  On June 24, 2004 Thomson acquired the HNS’ set-top box manufacturing assets of Hughes Network Systems (the manufacturing activity of Direct TV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes (STBs). This activity is fully consolidated from that date.
  On June 25, 2004 in order to complete the agreements signed in 2003 concerning Canal Plus Technologies and the sale of the MediaGuard® business ? to Kudelski, Thomson sold to Kudelski 50% of its shares into Canal Plus Technologies to form a joint venture in the field of the conditional access systems patents, which is consolidated under the pro rata method from that date.
  On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson holds 33% and TCL 67%. Thomson contributed its industrial TV assets mainly located in Mexico, Poland and Thailand as well as its R&D centres located in the U.S., Germany and Singapore. The new company “TCL-Thomson Electronics”(TTE) is licensed by Thomson for certain intellectual properties (trademarks and patents) and will exclusively use Thomson services for the distribution of TV sets in Europe and in the U.S., Thomson acting as an agent. Thomson has neither control nor joint control of TCL-THOMSON ELECTRONICS and consolidates TCL-THOMSON ELECTRONICS under the equity method from July 31, 2004. The TV activity before July 31, 2004 is presented under full consolidation method. Thomson accounted the contribution of its TV

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

business as a disposal and booked the 33% interest in TCL-THOMSON ELECTRONICS as an acquisition.
  On July 19, 2004, Thomson acquired Gyration, a Silicon Valley technology company that has developed a line of next-generation user-interface (UI) devices using proprietary technology based on gyroscopes. The technology is currently incorporated in a variety of hand-held UI devices, mainly for personal computers (PCs). This company is fully consolidated from that date.
  On September 22, 2004, Thomson sold its 19.9% interest in Total Technology Company Limited. Before that date, the company was consolidated under equity method.
  On October 27, 2004, Thomson acquired 77.61% in Corinthian Television Facilities Limited (UK) Corinthian is one of Europe’s leading broadcast television facilities companies providing live studios, graphics, video, audio production and post-production and transmission playout to major international broadcasters through long term contracts. This company is fully consolidated from that date.
  On November 4, 2004, Thomson acquired a 50% interest in Beijing Nokia CITIC Digital Technology Co Ltd. This company is mainly engaged in the production of digital multimedia terminals for reception of digital broadcasting and interactive services via satellite, cable, terrestrial and telecom networks and related products and systems for digital Internet services. The company is consolidated under the pro rata method from that date.
  On November 18, 2004 Thomson acquired EADS DCS (Defense and Communication Systems) Video Over Internet Protocol (IP) activity, specialised in the integration of video over IP systems, which enables seamless access to voice, data and video content. This activity is fully consolidated from that date.
  On December 9, 2004, Thomson acquired “The Moving Picture Company” (MPC). MPC is a London (UK) provider of visual effects and post-production services to both the motion picture and commercial advertising industries. This company is fully consolidated from that date.
  On December 10, 2004, Thomson sold its 36% interest in Keymro. The company that was pro rata consolidated is no more consolidated from that date.
  On December 31, 2004 Thomson sold Thomson Servicios Corporativos S.A de C.V, a set-top box manufacturing company in Mexico to Elcoteq. The activity before December 31, 2004 is fully consolidated.

Changes in 2003

  Since January 1, 2003 the financial statements of all subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated, whether or not the activity is significant, except for three insignificant companies held for liquidation. As a result, thirty entities have been included in the scope of consolidation, representing an external turnover of € 14.6 million, operating result of € 1 million and total assets of € 45.2 million.
  In January 2003, Screenvision Europe Group sold its 71% participation in a subsidiary, TWICE, which is therefore not consolidated subsequent to December 31, 2002.
  On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement). The company acquired

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard® and middleware operating systems marketed under the brand name of MediaHighway®. In both cases, the related products and services are marketed to digital TV operators.
  During December 2003, Thomson completed the sale of the MediaHighway® business and the MediaGuard® business. ? The assets retained were intellectual property assets plus cash acquired with and retained in the business. Accordingly, the activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003 and its results included in “other income (expense), net”, together with the gain on disposal, net of expected costs. More details of the financial consequences of the purchase and sale of the Canal+ Technologies business are in notes 6 and 23. The revenue and the operating result of Canal+ Technologies before any impact related to the disposal of the activity disposed of were € 90 million and € -2 million respectively for the eleven months of the year 2003.
  On February 5, 2003, Thomson acquired from Alcatel the latter’s 50% interest owned in the ATLINKS joint venture for an amount of € 69 million, Thomson already held the other 50%, together with the management control. ATLINKS is now 100% held by the Group.
  On February 28, 2003, the Group acquired Pacifica Media Affiliates (PMA) assets, a leading Los Angeles-based provider of audio editorial, and mixing facilities for feature films and broadcast production content. PMA has been fully consolidated since that date.
  On March 31, 2003, an amendment to the joint venture agreement with Schneider concerning Easyplug was made, according to which Thomson lost control over the joint venture. Easyplug is therefore consolidated by the equity method at 50% since that date.
  On May 8, 2003 Screenvision Europe, a 50-50 joint venture with Carlton Communications, acquired 100% of RMB Slovakia S.r.o. and 50% of Nordic Media Link A.B. (NML). These entities are consolidated from that date using the pro rata method.
  On June 6, 2003, Thomson acquired from Microsoft its 20.4% of minority interests in TAK. The Group now owns 100% of this company.
  On June 16, 2003, Screenvision Europe acquired the 50% minority interest in RMB Entertainment S.A.
  On June 16, 2003, Thomson purchased the remaining 11% minority interests in Thomson multimedia India Private Ltd. The Group now owns 100% of this company.
  On July 8, 2003, Thomson acquired for an amount of € 50 million the business and assets of the Recoton accessories business, a leading provider of accessories and related services to the U.S. retail industry. The Recoton business has been fully consolidated since that date.
  On July 8, 2003, Thomson acquired additional shares in Celstream, a global information technology services firm with advanced expertise in product development, located in India. Thomson owns 38.75% of Celstream, which has been consolidated by the equity method since that date.
  On September 18, 2003, Thomson acquired from Qualcomm its 20% interest in the Technicolor Digital Cinema (TDC) joint venture, for a total amount of € 23 million (of which € 15 million was paid in cash in 2003). The Group now owns 100% of Technicolor Digital Cinema, which is fully consolidated since that date (previously, TDC was consolidated using the pro rata method).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

  On October 21, 2003, Thomson acquired Cinecolor Lab Company, Ltd, a Thai company and one of the premier motion picture film laboratories and post-production facilities in the Austral-Asian film and post-production markets. Cinecolor is fully consolidated since that date.
  On November 13, 2003, Thomson completed the disposal of all of its interests in the business and assets of Singingfish for € 7 million.
  On December 31, 2003, Thomson sold 55.1% of its participation in Total Technology Company, a company located in Asia.

Pro forma information

For comparative purposes, the table below presents supplemental information on a pro forma basis as if the 2004 business acquisitions and disposals had been completed at the beginning of the period and provides for the same information as of the immediate comparative period.

	12 months 2003	Impact of acquired and disposed businesses (2)	TV business (3)	12 months 2003 Pro forma	12 months 2004	Impact of acquired and disposed businesses (2)	TV business (3)	12 months 2004 Pro forma

(Unaudited)
(In millions of euro,
unless otherwise stated)

Net sales	8,459	636	(1,707)	7,388	7,994	285	(845)	7,434

Operating income (loss)	508	64	199	771	434	32	114	580

Financial expense (1)	(79)	(10)	(2)	(91)	(79)	(5)	(1)	(85)

Goodwill amortization	(76)	(14)	(51)	(141)	(130)	(8)	(33)	(171)

Minority interests	(8)	1	-	(7)	(1)	(1)	-	(2)

Net income (loss)	26	41	146	213	(636)	18	80	(538)
Weighted average number of shares
outstanding in the period (in
thousands)	276,797	-	-	276,797	273,647	-	-	273,647

Basic net income (loss) per common
share (In euro)	0.09	0.15	0.53	0,77	(2.32)	0.07	0.29	(1.96)
Diluted net income (loss) per
common share (In euro)	0.09	0.15	0.53	0,77	(2.32)	0.07	0.29	(1.96)
(1)	The additional pro forma financial expense represents only the increase of interest expenses measured as if the Group had paid related acquisitions 12 months before.
(2)	The 2003 pro forma information has been computed as if 2003 and 2004 business combinations had occurred as of January 1, 2003. The 2004 proforma information has been computed as of 2004 business combinations had occurred as of January 1, 2004. The following are acquisitions that have been re-treated for proforma information:

    During the twelve months ended December 31, 2004, the material acquisitions comprise the following entities:
    Fortune
    ParkerVision.
    Gyration
    Madrid Film
    MPC
    Corinthian
    EADS acquisition
    HNS business
    Command post, and
    International recording

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

  During the twelve months ended December 31, 2003, the material acquisitions comprise the following entities:
    PMA,
    Cinecolor Lab Cie and
    Recoton business
    Technicolor Digital Cinema (minority interest purchase)

  In addition, the 2003 and 2004 proforma information include exclusion of business disposed off during 2004 and 2003 as if related disposals have been made as of January 1, 2003.
    Thomson Optical pick-up manufacturing activity within Thomson OKMCO Shenzen Co. Ltd. has been excluded from consolidation in April 2004. Except the disposal of the TV business, which is shown in a separate column, no other material entity or segment component was excluded from consolidation in 2003 and 2004.

(3)	On July 31, 2004, Thomson and TCL international merged their TV business into a new company, TTE. Following this transaction, Thomson lost the control over its TV manufacturing business and TTE is now accounted for using the equity method. As a result, proforma information have been made in order to exclude over 2003 and 2004 the contribution of the sold TV business to the Group consolidated Income statement

3. INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

		Rest of		Rest of
	France	Europe	U.S.	Americas	Asia/Pacific	Elimination	Total

				(€ in millions)
December 31, 2004
Net sales	1,851	1,339	3,702	438	664		7,994
Transfers from/to other
geographical areas	413	632	120	307	557	(2,029)
							-
Operating income (1)	213	120	(1)	57	45		434
Long lived assets, net	29	294	305	211	215		1,054

December 31, 2003
Net sales	2,032	1,342	3,992	462	631	-	8,459
Transfers from/to other
geographical areas
	589	884	110	310	593	(2,486)	-
Operating income (1)	259	163	21	60	5	-	508
Long lived assets, net	87	496	480	240	171	-	1,474

December 31, 2002
Net sales	2,028	1,418	5,345	534	862	-	10,187
Transfers from/to other
geographical areas
	416	931	286	298	735	(2,666)	-
Operating income (1)	211	213	191	60	43	-	718
Long lived assets, net	92	448	716	197	169	-	1,622
(1)	The variations of inter-company profits included in the inventories of the buying geographic area are deducted from or added to the operating income of the selling area.

Net sales and operating income are classified by the location of the business that invoices the customer.

Analysis by Business Segment

Until 2004, Thomson’s organizational and reporting structure consisted of four segments: Content & Networks, Components, Consumer Products and Licensing.

  Content & Network s comprises the following activities:

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

- Video content preparation and distribution activities under the Technicolor® trademark (post-production, media asset management, replication and distribution of films, DVDs and VHS cassettes) and the screen-advertising businesses (Screenvision);

- Broadcast and network equipment and services under GVG® trademark; and

- The Broadband Access Products activity, including decoders and modems. The business of ATLINKS, carried out in conjunction with telecommunications companies, is also managed within the Broadband Access Products activity.

  Components, produces and sells television tubes, other display devices, optical components and television and video components.

  Consumer Products activities comprise television sets, audio and video products, accessories, and home telephony products sold through retail channels. The Consumer Products segment also includes the worldwide marketing and sales organization for retail products.

  Licensing manages and develops the Group’s portfolio of licenses, as well as those of external customers.

In addition, the Corporate column includes amounts related to central corporate functions and worldwide programs unrelated to a specific business segment (e.g., central research and development).

The operations of the former New Media Services division have been absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content & Networks activities (principally the screen-advertising activity).

	Content & Networks	Components	Consumer Products (*)	Licensing (f)	Corporate	Consolidation Adjustments	Total

	(€ in millions)
December 31, 2004
Net sales from external
customers	4,073	1,167	2,325	404	25	-	7,994
Intersegment sales (a)	8	181	33	1	144	(367)	-
Depreciation and
amortization	(165)	(97)	(40)	(1)	(15)	-	(318)
Operating income (loss)	407	(105)	(64)	325	(129)	-	434
Interest income (expense),
net	(16)	(20)	(11)	5	18	-	(24)
Income from equity
investments	-	-	(3)	-	-	-	(3)
Other income (expense),
net and restructuring(b)	(40)	(730)	(4)	-	5	-	(769)
Segment assets (d)	2,611	578	502	8	68	-	3,767
Capital expenditures (c)	(202)	(93)	(31)	-	(20)	-	(346)
Capital employed (e)	2,007	263	161	(115)	(3)	-	2,313
Net goodwill	1,064	23	155	-	-	-	1,242

(*)	Include TV business sold as of July 31, 2004 for € 845 million and € -114 million respectively in net sales and operating income.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	Content & Networks	Components	Consumer Products (*)	Licensing (f)	Corporate	Consolidation Adjustments	Total

	(€ in millions)
December 31, 2003
Net sales from external
customers	3,714	1,072	3,198	462	13	-	8,459
Intersegment sales (a)	9	424	13	1	148	(595)	-

Depreciation and amortization	(141)	(99)	(80)	(5)	(16)	-	(341)
Operating income (loss)	436	(101)	(124)	411	(114)	-	508

Interest income (expense), net	(16)	(5)	(13)	5	20	-	(9)
Income from equity
investments	(5)	-	(2)	-	-	-	(7)
Other income (expense), net
and restructuring (b)	(75)	(149)	(52)	1	26	-	(249)

Segment assets (d)	2,431	920	911	8	98	-	4,368
Capital expenditures (c)	(297)	(137)	(48)	(2)	(9)	-	(493)
Capital employed (e)	1,917	612	320	47	82	-	2,978
Net goodwill	1,077	-	23	-	-	-	1,100

(*) Include TV business for € 1,707 million and € -199 million respectively in net sales and operating income

	Content & Networks	Components	Consumer Products (*)	Licensing (f)	Corporate	Consolidation Adjustments	Total

	(€ in millions)
December 31, 2002 (**)
Net sales from external
customers	3,924	1,560	4,264	429	10	-	10,187
Intersegment sales (a)	42	664	56	-	188	(950)	-

Depreciation and amortization	(152)	(125)	(105)	(2)	(12)	-	(396)

Operating income (loss)	420	84	(52)	387	(121)	-	718
Interest income (expense), net	(20)	(3)	(23)	8	47	-	9
Income from equity investments	-	-	-	-	-	-	-
Other income (expense), net
and restructuring (b)	(38)	(42)	2	-	(18)	-	(96)

Segment assets (d)	2,736	1,047	1,244	19	76	-	5,122
Capital expenditures (c)	(359)	(244)	(67)	(1)	(11)	-	(682)
Capital employed (e)	2,209	728	771	66	107	-	3,881
Net goodwill	1,310	1	9	-	-	-	1,320

(*)	Include TV business for € 2,223 million and € -71 million respectively in net sales and operating income
(**)	Restated with the transfer of Nextream and Broadband Access Products activities from the Consumer Products segment to the Content & Networks segment and with the transfer of New Media Services activities to Consumer Products and Content & Networks segments.
(a)	The Licensing segment does not include license fees charged to other segments.
(b)	The caption in “other income (expense)” mainly comprises the following:

For the year ended December 31, 2004 significant items are :

  € -742 million for restructuring expenses as detailed in note 18 “restructuring reserves”.
  € +40 million for Gain on disposal of fixed assets/investments as detailed in note 6.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

  € -6 million for Write-off of fixed assets as detailed in note 6.
  € -61 million for other non current gains (losses)

Significant “other non current gains (losses)” are the following:

  A loss of € (14) million has been recognized in the Content & Network Segment and relates to an indemnity paid in relation with the acquisition of the PDSC business made in 2002.
  Losses of € (25) million were recognized corresponding to costs incidental to the restructuring of its displays activities including an operational impairment amounted to € (3) million (consisting primarily of the reduced production output that resulted from the restructuring announcement until the effective closure), € (6) million loss related to the settlement of pension obligation in the United States of America following the closure of Tubes & Glass Plants, € (16) million on certain risks related to the exit of the business..
  Following the classification in 2003 of Canal + Technology as a discontinued operation, the Group has reported a € (8) million non-current loss, net of tax in the period ended December 31, 2004.

For the year ended December 31, 2003 significant items are :

  € -217 million for restructuring expenses as detailed in note 18 “restructuring reserves”.
  € +51 million for gain on disposal of fixed assets/investments as detailed in note 6.
  € -52 million for write-off of fixed assets as detailed in note 6.
  € -31 million for other non current gain(losses)

Significant “other non current gains (losses)” are the following:

  During February 2003, the Components segment decided to temporarily stop one of its l arge-size tube production lines (line 1) in Marion, Indiana. The decision to definitively close the line was finally announced on June 12, 2003, together with the decision to close a second line (see below). The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)” and totaled € -8 million. They include mainly employee unemployment costs (€ -3 million) and operational impairment (€ -5 million). Operational impairment consists primarily of the reduced production output that resulted from inter-plant job changes that are required by the seniority protection clauses in the union contracts.
  € -10 million related to Components segment, which decided to stop a second display production line (line 2) in Marion, Indiana, in June. The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)” and amount to € -10 million. This mainly includes employee unemployment costs (€ -4 million), operational impairment (€ -5 million) and some other costs (€ -1 million) with no future benefits for the Group and which are directly related to the decision to temporarily stop the production line.
  € +6 million income related to the reversal of a provision for litigation (i.e., a judgment rendered in favor of Thomson), as well as other various miscellaneous income.
  € -4 million pertains to pension and medical retiree benefit expenses incidental to the major restructuring plans. Such pension settlement expense corresponds to a portion of the unrecognized pension loss as employees from previous restructuring plans terminated their lay-off status and withdrew their pension money. Such amount is broken down by segment as follows: € -2 million in Consumer Products, € -1 million in Holdings and € -1 million in Content & Networks.
  € -8 million are related to litigation in the Audio Video profit center.

For the year ended December 31, 2002 significant items are :

  € -141 million for restructuring expenses as detailed in note 18 “restructuring reserves”.
  € +79 million for gain on disposal of fixed assets/investments as detailed in note 6.
  € -15 million for Write-off of fixed assets as detailed in note 6.
  € -19 million for other non current gain(losses)

Significant “other non current gains (losses)” are the following:

  € -8 million is related to the TAK activity, discontinued in 2002. TAK was in the former New Media Services segment (now Content and Networks) and was developing and marketing services for interactive television. The amount classified in “other income (expense), net” corresponds to operating costs of the period of this discontinued activity. Prior year operating losses have not been restated (€ -10 million for year 2001). Restructuring costs related to this discontinued activity (€ -5 million) have also been classified under “other income (expense), net”.
  The effect of operational inefficiencies in one of the Components segment glass plants due to a fire, mainly unabsorbed overheads, labor variance and scrap, is presented under “other income (expense), net” in an amount of € -3 million.
  On June 10, 2002, in connection with a patent infringement claim concerning the Consumer Products segment, Thomson entered into a settlement and license agreement with the plaintiff. The payment is comprised of damages and royalties for the period prior to the date of the agreement (June 10, 2002),

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

and a fully paid up worldwide license for the remaining life of the settled patents. Consistent with 2001 classification, the damages in excess of the previous year accruals have been classified under “other income ( expense)” and amount to € -5.7 million. When patent infringement cases are settled in the Group’s favor the settlement received by the licensing companies of the Group corresponding to the amount of royalties which should have been received during the license period, is recorded under “net sales”

  The Group experienced operational inefficiencies on one of its Components segment glass panel lines beginning in the second half of 2001 due to equipment failure. Because no insurance indemnity had yet been agreed upon with the insurance company in 2001, the Group elected to classify the portion of scrap and overhead and labor variance in connection with this situation under “other income (expense), net” in the amount of € -6.6 million in 2001. In 2002, the insurance recovery proceeds received were allocated in an amount of € 10 million and € 9.9 million to “other income (expense), net” and operating income, respectively, in proportion to the costs incurred in 2001 and 2002 respectively.

(c)	Amounts before the net change in debt related to capital expenditure payables of € -2 million, € -17 million and € +74 million for the years ended December 31, 2004, 2003 and 2002, respectively.
(d)	Amounts include advances to suppliers.
(e)	Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, debt related to Technicolor acquisition and debt to suppliers of fixed assets).
(f)	As set out under accounting policies of the Group, Thomson’s patent license agreements generally provide that a specified royalty amount is earned on each product shipped to a third-party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. However, some agreements may include royalty payments related to previous periods’ production. Such payments can be significant, as was the case notably in 2003.
Also, in the context of the sale of the Canal+ Technologies assets (see note 6), Thomson Licensing S.A. sold fully paid-up licenses on patents.

Reconciliation of segment information to consolidated figures:

	2002	2003	2004

	(€ in millions)
Segment assets	5,122	4,368	3,767
Goodwill	1,320	1,100	1,242
Investments and other non-current assets	218	185	280
Current accounts with affiliated companies	71	79	183
Other receivables	1,278	960	968
Contract advances , net (1)	242	205	179
Cash and cash equivalents	1,463	2,383	1,906

Total consolidated assets	9,714	9,280	8,525

(1) Contract advances relate to the Content & Networks segment.

4. RESEARCH AND DEVELOPMENT EXPENSE

	2002	2003	2004

		(€ in millions)
Research and development expense gross	(386)	(304)	(285)
Government agency subsidies	12	9	8

Research and development expense, net of subsidies	(374)	(295)	(277)

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group
UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

5. FINANCIAL EXPENSE

	2002	2003	2004

		(€ in millions)
Interest income	51	32	31
Interest expense	(42)	(41)	(55)

Interest (expense) income, net (1)	9	(9)	(24)

Cash payment discounts granted	(10)	(9)	(5)
Cash payment discounts obtained	1	1	-
Pension plan interest costs relating to shut-down activities	(26)	(24)	(25)
Other financial charges including bank fees	(13)	(14)	(25)
Dividends	-	2	-
Exchange profit (loss)	(2)	(18)	9
Other (2)	(87)	(8)	(9)

Other financial expense, net	(137)	(70)	(55)

Total	(128)	(79)	(79)

(1) Includes € 2 million, € 6 million and € 15 million of interest on promissory notes related to the acquisition of Technicolor for the years ended December 31, 2004, 2003 and 2002, respectively.

(2) This amount mainly includes the valuation allowance related to financial investments carried at cost.

6. OTHER INCOME (EXPENSE), NET

	2002	2003	2004

		(€ in millions)

Gain on disposal of fixed assets/investments (1)	79	51	40
Write-off of fixed assets other than in a restructuring
plan (2)	(15)	(52)	(6)
Other (3)	(19)	(31)	(61)

Total other income (expense), net	45	(32)	(27)

(1)	Gain on disposal of fixed assets/investments
a.

For the period ended December 31, 2004:

i. The formation of TTE has been accounted for as an exchange of non similar assets, giving rise to a gain that is the difference between the fair value of assets given up and their carrying value, less the portion of that difference represented the economic interest retained by Thomson, offset by charges relating to the disposal elsewhere.

ii. In September 2004, the Group recognized a € 9 millions capital gain from the disposal of its investment in MUSICMATCH (a non controlled entity).

b.

For the period ended December 31, 2003,

i. this amount mainly relates to Canal+ Technologies businesses disposal: On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement) for a purchase consideration of € 190 million. The business acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard? and middleware operating systems marketed under the brand name of MediaHighway? . In both cases, the related products and services are marketed to TV operators.

During December 2003, Thomson completed the sale of the MediaHighway? business and of the MediaGuard? ?business. The assets retained were intellectual property assets, plus cash acquired with and retained in the business. The sale of the two businesses resulted in a capital gain of € 46 million after tax (recorded in the holdings segment). The activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003, and all income and expense of the businesses, together with the gain on disposal net of expected costs have been combined and recorded under “other income (expense), net”.

	c.	For the Period ended December 31, 2002, i. the gain relates to the disposal of unconsolidated investments together with the gain on hedges associated with such investments.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(2)	Write-off of fixed assets other than in Restructuring plan
	a.	For the period ended December 31, 2004: i. The write off mainly relates to a €(6) million impairment of certain intangible assets in the Content & Networks Segment.
	b.	For the period ended December 31, 2003: i. This amount mainly relates to the impairment of certain production assets of the Content & Networks segment for € -21 million, and to the impairment of certain assets in the Components segment for € -27 million.
	c.	For the period ended December 31, 2002: i. This amount concerns Content & Networks for € -7 million, Components for € -4 million and Consumer Products for € -3 million
(3)	Other
This caption is detailed in note 3 by segment for 2002 to 2004.

7. INCOME TAX

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. now files a worldwide consolidated tax return (hereafter referred to as the “Regime”).

This Regime provides that the basis for income tax computation of the parent company includes the taxable result of French and foreign entities owned as to more than 50% (the “Foreign Entities”). Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to foreign entities owned as to more than 50%, to be applied as a credit to income taxes due in France.

The Regime has been in force since January 1, 2001 and will expire on December 31, 2005 unless renewed. As a consequence, Thomson filed worldwide consolidated tax returns for the years 2001 and 2002 in November 2003 and for the year 2003 in November 2004, and the related consequences are reflected in Thomson’s 2003 and 2004 financial statements.

a) Income tax expense is summarized below:

	2002	2003	2004

Current income tax:	(€ in millions)
France	(18)	(12)	(14)
Effect of the Regime	33	-	-

Sub-total current income tax France	15	(12)	(14)

Foreign	(93)	(79)	(66)

Total current income tax	(78)	(91)	(80)
Deferred income tax :
France	47	(2)	(86)
Foreign	(25)	30	78

Total deferred income tax	22	28	(8)

Total income tax	(56)	(63)	(88)

In 2004, Thomson booked a net deferred tax liability of € 8 million. This amount is mainly explained by the recognition of deferred tax assets in USA (€ 84 million) because of the expected profitability of Thomson Inc., following the exit of loss making business in TV and the repositioning in Tube business (plants closure). The deferred tax asset recognized has been reduced in France due to the anticipated impact of the 2005 “loi de Finance” which modifies and reduces drastically the capital gain tax rates. As a first consequence, starting January 1st 2005, the tax rate on Licensing income will be reduced from 19% to 15%. As a second consequence, starting January 1st 2006, the taxable income resulting from Licensing revenues will not be, for

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

tax purpose, compensated any more with the capital losses carried forward. Therefore, the deferred tax asset previously recognizing the future benefits resulting from the usage of such capital losses has been written down by an amount of € 59 million.

In 2004, the current income tax charge amount to € 14 million in France (non recoverable withholding taxes on Licensing revenue) and € 66 million abroad (mainly in the U.K. and Mexico).

In 2003, the income tax charge of the Group amounted to € -63 million, mainly located in Poland and in the U.K., whilst in the U.S. and in France, where Thomson is also in loss, patents income bears withholding taxes. Also, the Group has recorded a net deferred tax asset of € 28 million. This amount includes mainly the recognition of deferred tax asset on part of the tax losses generated in the U.S in 2003, in view of an expected return to profitability in the U.S. thanks to the transfer of activities showing a deficit, according to TCL agreement.

The increase of the current tax expense in 2003 compared to 2002 is mainly due to French taxes and relates to the effects of a non recurring tax refund in 2002 relative to the introduction of the Regime for € 33 million.

In 2002, the Group recorded a net deferred tax asset of € 22 million. This amount includes, in France a net of € 47 million corresponding to the recognition of a tax benefit related to capital losses and valuation allowances on ordinary tax rate deferred assets, and a € 25 million charge related to foreign entities.

b) Reconciliation between the provision for income tax and the pre-tax accounting income/(loss):

	2002	2003	2004

	(€ in millions)
Net income/(loss)	373	26	(636)
Income tax	(56)	(63)	(88)
Minority interests	13	(8)	(1)

Net income before tax (before minority interests and after equity)	416	97	(547)

Equity result of unconsolidated subsidiaries	-	(7)	(3)

Pre-tax accounting income	416	104	(544)

c)Income/(loss) before income taxes and minority interests:

	2002	2003	2004

	(€ in millions)

Domestic activities	103	251	152
Foreign activities	313	(154)	(699)

Total income/(loss) before tax and
minority interests (after equity result)	416	97	(547)

d) Deferred tax liabilities and income taxes payable:

	2002	2003	2004

	(€ in millions)
Deferred tax liabilities	23	23	2
Income taxes payable	151	85	60

Total tax liabilities	174	108	62

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

e) Deferred tax assets and liabilities included in other receivables and other creditors and accrued liabilities of the balance sheet:

	2002	2003	2004

	(€ in millions)
Deferred tax assets (net, by affiliates)	1,437	1,657	1,724
Valuation allowance	(1,154)	(1,365)	(1,444)

Deferred tax assets, net (note 13)	283	292	280

Deferred tax liabilities (note 21)	(23)	(23)	(2)

Net deferred tax assets (1)	260	269	278

(1)	Including € 93 million for Technicolor at December 31, 2002. This amount includes € -42 million of valuation allowance on deferred tax assets recorded through goodwill on Technicolor, PDSC and Grass Valley.

8. FIXED ASSETS

(a) Intangible assets:

		2002	2003	2004

(€ in millions)					Accumulated
		Net	Net	Gross	Amortization	Net

Goodwill		1,320	1,100	1,518	(276)	1,242
Patents, trademarks and
customer relationships (1)		803	796	850	(101)	749
Other intangibles	(2)	60	39	352	(137)	215

Total		2,183	1,935	2,720	(514)	2,206

Gross value		2,524	2,317
Accumulated amortization		(341)	(382)

(1)	This caption consists mainly of the trademarks (€ 169 million for Technicolor trademark at December 31, 2004 closing rate) and customer relationships (€ 220 million and € 65 million, respectively for Technicolor and PDSC at December 31, 2004 closing rate) which are not amortized.
(2)	The increase in 2004 is due to the addition of the DIRECTV contract (€ 175 million as of December 31, 2004 closing rate) purchased as part of the HNS business described in note 1.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Goodwill
	Purchase	Amortization	2002	2003		2004

(€ in millions)	Date	Life	Net	Net	Gross	Amortization	Net
		(years)

ATLINKS	1999 & 2003	15	26	56	60	(14)	46
Technicolor Group (1)	2001	20	535	417	454	(97)	357
Screenvision US	2001	20	39	31	34	(6)	28
BTS	2001 & 2002	15	116	107	130	(37)	93
Nextream	2001 & 2004	15	5	5	19	(2)	17
Thomson Broadband
(ADSL)		10	6
	2001		1	54	67	(21)	46
Vidfilm	2002	20	68	27	28	(4)	24
Grass Valley	2002	15	93	80	84	(16)	68
Southern Star Duplitek	2002	20	49	27	28	(4)	24
Panasonic Disc
Services Corporation
(PDSC ) (1)	2002	20	272	223	225	(32)	193
Screenvision Europe	2002 & 2003	20	19	16	17	(7)	10
Technicolor Digital
Cinema	2003	20	-	17	17	(1)	16
Cinecolor	2003	20	-	11	11	(1)	10
Fortune (2)	2004	15	-	-	11	(1)	10
Gyration (2)	2004	8	-	-	13	(1)	12
Corinthian (2)	2004	20	-	-	25	-	25
The Moving Picture
Company (2)	2004	20	-	-	68	-	68
HNS (2)	2004	8			11	(1)	10
TCL-Thomson
Electronics (TTE) (2)	2004	3	-	-	155	(22)	133
Others (less than € 10
million net individually)			37	29	61	(9)	52

Total			1,320	1,100	1,518	(276)	1,242

1) Technicolor and PDSC goodwill gross value decreased by respectively € 36 million and € 16 million in 2004 due to the decrease in value of the USD.

2) As of December 31, 2004, a preliminary purchase valuation assessment had been carried out on these companies. The final assessment should be completed no later than the close of the first financial year subsequent to the acquisition pursuant to French Regulation 99-02.

Patents, trademarks and customer relationships:

For acquisitions, Thomson carries out a purchase valuation assessment, including the assessment of the valuation of intangible assets. For material amounts, Thomson relies on independent experts to determine the amount of intangible assets. With respect to customer relationships, the valuation methodology used is generally based on the discounted future cash flows expected to be generated by the existing customer portfolio at the acquisition date. With respect to trademarks, the valuation methodology used is based on royalty rates which could reasonably be paid by third-party licensees on similar trademarks. Such intangibles are not amortized but are subject to periodic impairment tests using the same criteria as applied in the initial valuation.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Patents, trademarks and customer relationships consist mainly of:

- Trademarks of Technicolor® (€ 169 million at December 31, 2004), Grass Valley® (€ 33 million at December 31, 2004), Recoton® (€ 22 million at December 31, 2004) and THOMSON® (purchased from TSA in 2001).

- Customer relationships of Technicolor (€ 220 million), PDSC (€ 65 million), Screenvision Europe (€ 22 million), Southern Star Duplitek (€ 34 million) and Vidfilm (€ 33 million).

- A license to use the RCA® trademark for consumer electronics products was obtained in 1988 and in 1999 an extended usage of the RCA® trademark was purchased from General Electric. Trademarks are no longer amortized.

- In 2002 and 2003, license rights were acquired to use third-party patents in the Content and Networks segment. There is no value in Thomson’s consolidated balance sheets for the majority of patents owned by the Group.

Other intangible assets

Other intangible assets include mainly software and a customer contract with DIRECTV.

b. Property, plant and equipment:
	2002	2003		2004

				Accumulated
	Net	Net	Gross	Depreciation	Net

				(€ in millions)

Land	76	67	62	(4)	58
Buildings	281	278	474	(296)	178
Machinery & Equipment	983	850	2,621	(1,993)	628
Other fixed assets	282	279	378	(188)	190

Total	1,622	1,474	3,535	(2,481)	1,054

Gross value	3,800	3,554
Accumulated amortization	(2,178)	(2,080)

As of December 31, 2004, 2003 and 2002 the accumulated depreciation includes € 610 million, € 56 million and € 38 million, respectively, of write-down that have been recognized in the frame of restructuring plans.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

9. EQUITY INVESTMENTS

These investments represent companies engaged in activities similar to those of Thomson’s consolidated subsidiaries.

Equity investments in unconsolidated affiliates are summarized below:

	%
	Interest	Investments			Income/(loss)

	2004	2002	2003	2004	2002	2003	2004

				(€ in millions)
TCL-Thomson Electronics (*)	33%	-	-	116			(3)
CTE El Athir (Tunisia)	30.0%	4	4	3	-	-	-
EasyPlug, S.A.S. (France)	50%	-	3	3	-	(1)	-
EasyPlug, Inc. (U.S.)	50%	-	-	-	-	(1)	-
Celstream Tech. Private Ltd. (India)	44.8%	-	1	1	-	-	-
MTEP (U.S.)	12.5%	-	1	1	-	(1)	-
Techfund Capital Europe (France)	20.0%	-	2	3	-	-	-
Metric Line (France)	40.0%	-	-	-	-	-	-
Others		-	-	1	-	(4)	-

Total		4	11	128	-	(7)	(3)

(*)	The goodwill as of December 31, 2004 of € 133 million is shown apart in the goodwill caption note 8.

10. OTHER INVESTMENTS

	2002	2003		2004

	Net	Net	Gross	Valuation	Net
				allowance

				(€ in millions)
Investments in:
- listed securities (1)	5	14	36	-	36
- unlisted securities (2)	53	111	157	(80)	77

Total	58	125	193	(80)	113

Gross value	248	211
Accumulated amortization	(190)	(86)
(1)	Among which € 13 million of shares lent to a bank as collateral to hedge counterpart risk. This caption also includes common shares in a listed company strategic to the Group totalling € 15 million at December 31, 2004 closing rate.
(2)	This caption includes minority positions in unquoted companies strategic to the Group, including at December 31, 2004, a preference share investment totaling € 73 million at December 31, 2004 closing rate.

11. INVENTORIES
	2002	2003	2004

		(€ in millions)
Raw materials	379	291	145
Work in process	123	59	58
Finished goods and purchased goods for resale	561	478	427

Sub-total
	1,063	828	630
Less: valuation allowance	(101)	(84)	(61)

Total	962	744	569

As of December 31, 2004, approximately 81% (73% in 2003 and 76% in 2002) of inventories were valued by the FIFO method with the remainder valued by the weighted average cost method.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

12. TRADE ACCOUNTS AND NOTES RECEIVABLE, NET
	2002	2003	2004

		(€ in millions)

Trade accounts and notes receivable (1)	1,742	1,363	1,222
Less: valuation allowance (2)	(67)	(48)	(42)

Total	1,675	1,315	1,180

(1)	Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for € 230 million, € 205 million and € 235 million as of December 31, 2004, 2003 and 2002, respectively.
(2)	The valuation allowance includes a write-down of € 2 million in 2002 (nil in 2003).

Sales of receivables

The Group has in place a securitization program, put in place in December 2002, which covers certain of its North American receivables. Under the program Thomson, Inc. entered into an agreement allowing the sale, on a revolving basis, of a senior undivided ownership interest in a designated pool of receivables up to a maximum of USD 300 million. In 2004 the amount of the program was reduced to USD 200 million (€ 147 million at the December 2004 closing rate).

No sales of receivables were outstanding at December 31, 2004, 2003 and 2002 under the securitization program.

13. OTHER RECEIVABLES
	2002	2003	2004

		(€ in millions)

Value added tax receivable (1)	110	99	100
Other taxes receivable (2)	232	56	62
Subsidies	23	23	19
Deferred taxes assets, net of valuation allowance	283	292	280
Prepaid expenses	67	61	42
Other	563	429	465

Total	1,278	960	968

(1)	The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group's business.
(2)	The significant tax receivable at the end of 2002 corresponds to the impact resulting from the worldwide tax consolidation Regime (note 7).

As of December 31, 2004, 2003 and 2002, € 117 million, € 116 million and € 122 million, respectively, are related to accrued royalty income. Thomson has acquired at year-end € 98 million of receivables due from third parties (mainly retailers) to TTE to finance TTE’s working capital requirement for a period not exceeding 24 months in application to the combination agreement. (Note 23).

14. CONTRACT ADVANCES, NET

Contract advances primarily relate to customer contracts with Technicolor that conducts business with the majority of its customers under long-term contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Consideration is typically paid as an advance to customers in return for the customer’s various commitments over the life of the contracts.

Such advance payments are recorded as “contracts advances, net” and are amortized as a reduction of "net sales" on the basis of units of production or film processed. Technicolor

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

customer advances amounted to € 164 million, € 188 million and € 225 million as of December 31, 2004, 2003 and 2002, respectively. For the years ended December 31, 2004, 2003 and 2002, the company recorded a total of € 134 million, € 121 million and € 66 million, respectively, of amortization of customer contracts advances.

As of December 31, 2004 advances paid on contracts on the Group’s screen advertising joint ventures in the U.S. and Europe were € 15 million (17 million as of December 31, 2003). The related amortization amounts to € 10 million for year ended December 31, 2004.

15. CASH AND CASH EQUIVALENTS

	2002	2003	2004

		(€ in millions)

Cash and cash equivalents	1,463	2,383	1,906
Of which restricted cash deposits (1)	89	76	55

(1)	Primarily a deposit by TCE Television Taiwan guaranteeing a loan to Thomson for the same amount

16. SHAREHOLDERS’ EQUITY

Common stock and additional paid-in capital

	2002	2003	2004

Outstanding number of shares	280,613,508	280,613,508	273,308,032
Nominal value in €	3.75	3.75	3.75

Thomson share capital in €	1,052,300,655	1,052,300,655	1,024,905,120

On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction.

Treasury shares
	2002	2003	2004

Treasury stock at cost (€)	156,490,328	211,322,802	55 307 575

Number of Treasury shares held	3,373,070	6,373,070	3,082,766
Out of which
purchased in the year	-	3,000,000	4,157,010
attributed	-	-	(141,838)
cancelled	-	-	(7,305,476)

Since 2000, the General Assembly of shareholders meeting has authorized and renewed the authorization to the Board of Directors to repurchase ordinary shares in the market for multiple purposes (future exchange of shares for strategic partnerships, possible exchange with convertible bonds, stock option plans, etc).

Pursuant to the authorization of November 10, 2000, the Group had repurchased 3,267,850 Treasury shares as of December 31, 2002 in addition to 105,220 existing treasury shares. At the end of 2003, Thomson held a total of 6,373,070 shares following the repurchase of 3 million shares the company made in November 2003.

Effective May 7, 2004 the General Assembly approved the renewal of the plan to repurchase approximatively 10% of the share capital in the market for multiple purposes.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

At December 31, 2004, the Group held a total of 3,082,766 shares as treasury shares on its balance sheet for a value of € 55 million which is presented as a deduction of the equity. These were acquired pursuant to the following transactions as authorized by the Board of Directors:

Pursuant to the authorization of May 7, 2004, the group repurchased 4,157,010 Treasury shares during the year for a cost of € 74 million.

On August 30, 2004, as agreed by the Board of Directors on July 22, 2003, a total of 141,838 shares have been attributed under specific conditions. A total of 403,441 shares remain to be attributed over 3 years to 28 beneficiaries.

On October 19, 2004, the Board Meeting decided to cancel 7,305,476 Treasury shares.

In addition, in December 2004, Thomson sold puts on its own shares with maturities in March, April and May 2005 for 2,000,000 shares.

From time to time, the Group may enter into financial transactions, notably lending, concerning treasury shares. As of December 31, 2004, no transaction were outstanding.

Stock option plans and dilutive potential ordinary shares

At December 31, 2004, stock option plans, created in accordance with the decision at the shareholder meeting on November 10, 2000, were as follows:

	Plan 1	Plan 2	Plan 3
	Purchase options	Subscription options	Subscription options

December 18, 2000
Board’s decision	March 16, 2001	October 12, 2001	September 22, 2004
July 23, 2001

Number of
Beneficiaries	463	556	574

Number of
options	4 018 500	3 540 300	7 366 590
granted

	50% as of December	50% as of October 12,	50% as of September
	18, 2003	2004	22, 2007
Exercise period
	50% as of December	50% as of October 12,	50% as of September
	18, 2004	2005	22, 2008

Plan life	10 years	10 years	10 years

Exercise price	55,90 Euros	31,50 Euros	16,00 Euros

Number of
options
cancelled since	3 045 300	2 888 700	18 000
the beginning of
the plan

Number of
remaining	74	58	569
participants

Number of
options	973 200	651 600	7 348 590
outstanding

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The board of Directors approved on September 22, 2004, a stock option subscription plan, for 574 beneficiaries, as follows: 358 beneficiaries of former stock option plans have accepted to cancel the options they were granted under Plan 1 and Plan 2 for a total number of 3 972 000 stocks options in exchange for the granting of new options under plan 3. Under this plan, 852,700 options were granted to 216 employees who did not benefit from plan 1 and 2. The subscription option price was € 16. Former employees and retires were not eligible.
As of December 31, 2004, no stock options have been exercised from plan 1 and plan 2.

“BASA” Bon d’Acquisition ou de Souscription d’Actions
On September 15, 2004, the General Assembly approved a subscription plan (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for all individual shareholders which have full filed the two following conditions :

- Shareholders which have purchased or subscribed shares before June 30, 2002 and,
- which still own 80% of such shares as of July 21, 2004.

Such shareholder has the right to subscribe one Thomson subscription certificate at € 16 per certificate. The number of certificate subscribed amounts to 12.471.368 at € 1each. Each certificate will be exercisable after the issuance of 2005 annual consolidated financial Statement of Thomson beginning March 1st, 2006 and will expire on June 30, 2006. Thomson may choose to deliver new Thomson shares or existing treasury shares.

Common stock call option agreement in connection with the formation of “TCL-Thomson Electronics”(TTE)

In connection with the Combination Agreement with TCL Corporation (“TCL Corp”) to form “TCL-Thomson Electronics”(TTE), Thomson granted to TCL Corp the option to purchase from Thomson 2.500.000 common shares at an exercise price of € 18,12 per share.

The Exercise period of this Call Option Agreement will start on the First Exercise Date (October 31, 2004), which is 3 months after the closing date of the Combination Agreement, and will end on the second anniversary of the First Exercise Date.

Earnings per share

The Group may issue 30,621,515 basic shares (weighted average number) in connection with the convertible/exchangeable bonds (note 20) and a maximum of 3,158,099 shares in connection with the promissory notes due to Carlton (note 22).

After consideration of the weighted average number of potential ordinary shares over the period and the restatement of financial charges net of tax (€ 19 million) associated with these two financial instruments and based on 2004 interest on the promissory notes, there is no dilutive effect on the earnings per share for the year ended December 31, 2004.

Minority interests

In 2004, the increase in minority interests is mainly due to the capital increase within Thomson Foshan Colour Picture Company Ltd.

In 2003, the decrease of the minority interests is due to the acquisition by Thomson of the 50% minority interests in ATLINKS.

In 2002, the most significant component of minority interests (€ 38 million including net result) consisted mainly of the 50% equity investment in ATLINKS (€ 36 million) held by shareholders other than the Group.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cumulative translation adjustment

This item represents exchange differences arising from the translation of foreign subsidiaries’ financial statements.

Revaluation reserve

This item represents the Group’s share in the revaluation of certain tangible fixed assets.

17. RESERVES FOR RETIREM ENT BENEFITS

I -Summary of benefits

	2002	2003	2004

		(€ in millions)
Pension plan (a)	380	365	358(*)
Medical post-retirement benefits (b)	325	288	231

Total reserves for employee benefits	705	653	589

(*) In accordance with CNC opinion 2004-05, French “ jubilee” awards are classified under “other reserves” (€ 13 million in 2004). Prior years have not been restated.

a) Pension plan

In some countries, Thomson pays contributions to governmental entities bearing the costs of retirement benefits. Such contributions are charged to expense as incurred. In other countries, mainly in Germany and in the U.S., Thomson provides defined benefits to employees upon their retirement.

  In Germany, employees have a pension plan granted by Thomson. This non-funded plan is fully managed by Thomson.
  In the United States, the employees of Thomson, Inc. are covered under a defined benefit pension plan. The plan is funded by a trust fund maintained by Thomson, Inc. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum requirements of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement. Technicolor operates a defined benefit pension plan (the “Technicolor Plan”) that covers substantially all employees that are not covered by collective bargaining agreements.
  In Italy, according to local regulations, Thomson accrues indemnities for all employees (Trattemento di Fine Rapporto) until they leave Thomson (retirement, lay-off or termination of contract). This indemnity is increased each year based on each employee’s seniority and an inflation factor.
  In France, contractual retirement indemnities are payable upon retirement of the employees and are due only if the employee is on Thomson payroll when he or she retires. Such indemnities are based and accrued on the employee’s estimated salary at retirement date and on his/her years of service. In some subsidiaries, “jubilee” awards are payable depending on the seniority of each employee in the Group.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

b) Medical post-retirement benefits

Thomson Inc. and its subsidiaries provide health care coverage during retirement to employees who meet seniority and age conditions.

Significant events occurred as follows:

- In November 2003, Thomson Inc announced a plan amendment to the postretirement medical plan that pushed down more costs to the retirees through higher monthly premium payments made by retirees over time, starting January 1, 2004. The plan re-measurement resulted in a USD 129 million (€ 95 million at closing exchange rate of December 2004) unrecognised prior service gain which is deferred and recognized in gain over a period of time based upon expected future service years.

- By end of 2003, the US government passed legislation, the Medicare Prescription Drug, Improvement and modernization Act of 2003 (The Act) related to postretirement medical plans. As a result of this act, the subsidy to receive is accounted as a reduction to benefit obligation and as a gain of USD 52 million (€ 38 million at closing exchange rate of 2004) to actuarial gain/loss to be amortized over time.

Thomson Inc closed during 2004 two Display plants located in the U.S. (Marion and Circleville). This resulted in a curtailment gain on the medical plan of USD 53 million (€ 42 million at average exchange rate of 2004).

II - Analysis of the reserve for employee benefits

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Present value of
benefit obligation (a)	(711)	(682)	(646)	(412)	(436)	(298)	(1,123)	(1,118)	(944)
Fair value of plan
assets (b)	237	221	184	2	-	-	239	221	184

Funded status (I)	(474)	(461)	(462)	(410)	(436)	(298)	(884)	(897)	(760)

Unrecognized
actuarial (gain) loss
(II)	91	102	113	85	146	110	176	248	223
Unrecognized
actuarial prior service
cost (III)	3	(6)	(4)	-	2	(43)	3	(4)	(47)
Amount not
recognized due to the
Thomson asset
limitation rule (IV)	-	-	(5)	-	-	-	-	-	(5)

Reserve for
employee benefits
= -(I)- (II) – (III) – (IV)	380	365	358	325	288	231	705	653	589

Please find hereafter (a) the detail of the change of the benefit obligation that are wholly or partly funded and (b) the change of the fair value of assets.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

a) Change in the present value of defined benefit obligation

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Benefit obligation at the
beginning of the year	(778)	(711)	(682)	(423)	(412)	(436)	(1,201)	(1,123)	(1,118)

Reclassification of
jubilee plan	-	-	13	-	-	-	-	-	13
Service cost	(41)	(33)	(23)	(7)	(8)	(4)	(48)	(41)	(27)
Interest cost	(46)	(38)	(33)	(31)	(27)	(20)	(77)	(65)	(53)
Amendment	-	6	(3)	(2)	-	103	(2)	6	100
Business combination	(7)	(4)	9	(2)	-	-	(9)	(4)	9
Plan participants
contribution	-	(1)	(1)	(3)	(3)	(4)	(3)	(4)	(5)
Curtailment/settlement	55	39	46	-	11	5	55	50	51
Actuarial gain (loss)	(14)	(33)	(27)	(39)	(99)	17	(53)	(132)	(10)
Benefits paid	60	37	37	30	22	19	90	59	56
Foreign currency
exchange rate changes	60	56	18	65	80	22	125	136	40

Benefit obligation at the
end of the year	(711)	(682)	(646)	(412)	(436)	(298)	(1,123)	(1,118)	(944)

 b) Change in fair value of plan assets

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Fair value at the
beginning of the year	406	237	221	-	2	-	406	239	221
Actuarial return on plan
assets	(68)	24	21	-	-	-	(68)	24	21
Employer contribution	-	29	16	-	-	-	-	29	16
Plan participant
contribution	-	1	1	-	-	-	-	1	1
Curtailment/settlement	(52)	(38)	(55)	-	(2)	-	(52)	(40)	(55)
Business combination	7	12	(2)	2	-	-	9	12	(2)
Benefits paid	(8)	(7)	(8)	-	-	-	(8)	(7)	(8)
Foreign currency
exchange rate changes	(48)	(37)	(10)	-	-	-	(48)	(37)	(10)

Fair value at the end of
the year	237	221	184	2	-	-	239	221	184

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

III - Elements of the income statements

Total expense for pensions and other benefits for the years ended December 31, 2002, 2003 and 2004 is detailed as follows:

(€ in millions)	Pension plan			Medical post-retirement				Total benefits
					benefits

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Service cost	(41)	(33)	(23)	(7)	(8)	(4)	(48)	(41)	(27)
Interest cost	(46)	(38)	(33)	(31)	(27)	(20)	(77)	(65)	(53)
Return on plan assets	26	15	13	-	-	-	26	15	13
Amortization of
unrecognized prior service
costs	(6)	(2)	(1)	(1)	(1)	6	(7)	(3)	5
Amortization of
unrecognized gain or loss	-	1	(4)	(1)	(3)	(7)	(1)	(2)	(11)
Effect of
settlement/curtailment	-	(1)	(16)	-	-	49	-	(1)	33
Thomson asset limitation	-	-	3	-	-	-	-	-	3
rule impact
Total expense	(67)	(58)	(61)	(40)	(39)	24	(107)	(97)	(37)

IV - Plan assets

Thomson pension plans weighted-average asset allocations as at December 31,2004 by asset category are as follows:

Equity securities	58%
Debt securities	39%
Real estate	-
Other	3%

Total	100%

When defined benefit plans are funded, mainly in the U.S., U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and assets allocation strategy is reviewed on an annual basis.

VI - Information by geographic area

The following information summarizes (a) the reserve for employee benefits, (b) the benefit obligations, (c) the fair value of assets and (d) the unrecognized benefit obligation by geographic area.

a) Reserve for employee benefits

	2002	2003	2004

		(€ in millions)
Pension plan (1)
NAFTA (2)	51	45	59
Germany	230	232	226
France	41	40	36
Other countries (2)	58	48	37

Sub-total	380	365	358

Medical post-retirement benefits
NAFTA (2)	325	288	231

Sub-total	325	288	231

Total reserves for employee benefits	705	653	589

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(1)	Pension plans in France and Italy relate to termination indemnities.
(2)	"NAFTA" includes the U.S., Canada and Mexico. "Other countries" mainly relate to United Kingdom, Italy and Poland.

b) Actuarial present value of benefit obligations

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

Present value of
benefit obligation	2002	2003	2004	2002	2003	2004	2002	2003	2004

NAFTA affiliates	(301)	(247)	(217)	(412)	(436)	(298)	(713)	(683)	(515)
German affiliates	(264)	(283)	(288)	-	-	-	(264)	(283)	(288)
French affiliates	(48)	(45)	(37)	-	-	-	(48)	(45)	(37)
Other affiliates	(98)	(107)	(104)	-	-	-	(98)	(107)	(104)

Total	(711)	(682)	(646)	(412)	(436)	(298)	(1,123)	(1,118)	(944)

c) Fair value of plan assets

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

Fair value of plan assets
	2002	2003	2004	2002	2003	2004	2002	2003	2004

NAFTA affiliates	187	175	134	2	-	-	189	175	134
German affiliates	-	-	-	-	-	-	-	-	-
French affiliates	-	-	-	-	-	-	-	-	-
Other affiliates	50	46	50	-	-	-	50	46	50

Total	237	221	184	2	-	-	239	221	184

d)Summary of unrecognised obligations to be amortized

(€ in millions)	Pension plan			Medical post-				Total benefits
				retirement benefits
Unrecognized (gain) or loss
	2002	2003	2004	2002	2003		2004	2002	2003	2004

Unrecognized actuarial (gain) loss
NAFTA affiliates	63	27	24	85	146		110	148	173	134
German affiliates	34	50	61	-		-	-	34	50	61
French affiliates	4	12	7	-		-	-	4	12	7
Other affiliates	(10)	13	21	-		-	-	(10)	13	21

Sub-total	91	102	113	85	146		110	176	248	223

Unrecognized actuarial prior service cost (gain)
NAFTA affiliates	-	-	1	-	2		(43)	-	2	(42)
German affiliates	-	1	1	-	-		-	-	1	1
French affiliates	3	(7)	(6)	-	-		-	3	(7)	(6)
Other affiliates	-	-	-	-	-		-	-	-	-

Sub-total	3	(6)	(4)	-	2		(43)	3	(4)	(47)

Amount not recognized
due to the Thomson
asset limitation rule
NAFTA affiliates	-	-	(1)	-	-		-	-	-	(1)
German affiliates	-	-	-	-	-		-	-	-	-
French affiliates	-	-	-	-	-		-	-	-	-
Other affiliates	-	-	(4)	-	-		-	-	-	(4)

Sub-total	-	-	(5)	-	-		-	-	-	(5)

Total unrecognized
obligation	94	96	104	85	148		67	179	244	171

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

VII - Assumptions used in actuarial calculations

The following table details the assumption used for determining the benefit obligation:

	Pension plan			Medical post-retirement
				benefits

	2002	2003	2004	2002	2003	2004

Discount rate	6.30%	5.55%	5.13%	7.00%	6.74%	6.00%
Return on plan assets	9.25%	7.11%	6.73%	-	-	-
Average long term rate of compensation	3.20%	2.97%	3.14%	4.00%	4.00%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the ex pected return for each component of the investment portfolio and other local factors in the country of the plan.

The average assumption rate for the increase of the health care cost will be 9.07 % in 2005, 8.10 % in 2006, 7.00% in 2007, 6.03 % in 2008 and 4.58% thereafter.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits as of September 30, 2004 by € 31 million at December 31, 2004 closing rate, and the service and interest cost components of the 2004 post-retirement benefit expense by € 3 million at December 31, 2004 closing rate. The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits as of September 30, 2004 by € -26 million at December 31, 2004 closing rate, and the service and interest cost components of the 2004 post-retirement benefit expense by € -2 million at December 31, 2004 closing rate.

18. RESTRUCTURING RESERVES

	2002	2003	2004

	(€ in millions)
Reserves at the beginning of the year	183	127	118

Current year expense (1)	151	226	758

Release of provision (1)	(10)	(9)	(16)

Usage during the period	(175)	(173)	(200)

Change in perimeter (2)	34	22	32

Reclassification in deduction of tangible fixed asset and others
(others are mainly currency translation adjustment) (3)	(56)	(75)	(588)

Reserves at the end of the year	127	118	104

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(1)  Restructuring costs, net of release by segment are:

	For the year ended	For the year ended	For the year ended
	December 31, 2002	December 31,2003	December 31, 2004

		(€ in millions)
Content & Networks (a)	(29)	(48)	(29)
Components (b)	(43)	(100)	(690)
Consumer Products (c)	(63)	(49)	(15)
Holdings (d)	(6)	(20)	(8)

Total restructuring expense net of reversal	(141)	(217)	(742)

As of December 31, 2004, the restructuring expense comprises the following plans, by segment:

(a)	Restructuring costs of Content & Networks are mainly driven by the following plans:
	a.	The VHS consolidation plan. This plan includes the consolidation and the rationalization of our VHS replication facilities in the United States and in Europe. Costs related to this plan amount to € 16 million. This plan has been announced during the first semester of 2004.
	b.	The Broadcast Industrial downsizing plan: This plan relates to the reduction of Broadcast in house facilities. This plan has been announced during the second half of 2004 and related accrual amounts to € 3 million.
	c.	A Voluntary departure plan of one of our broadband facilities in France announced late 2004 and for which the accrual amounts to € 7 million.
	d.	Other restructuring costs are related to acquired businesses in 2002. Such restructuring costs are expensed as incurred because they benefit to future activity of the Group, (i.e. training, moving or harmonization costs).
(b)	Restructuring costs of the Components Segment mainly relate to
	a.	On October 21, 2004, the Group announced its decision to actively seek for partnership in the Display business. As a consequence of this decision, the Group has reassessed the carrying value of all Display’s business fixed assets, which has resulting in the recognition of a non cash impairment charge amounted to € 530 millions.
	b.	The closure of the tube plant and the glass plant in the United States amount to €29million of exit costs and € 23 million of write off of assets for the tube plant and to € 36 million of exit costs and € 56 million of write off for the closure the glass plant. The above mentioned exit costs are net of employee benefits curtailment gains that are related to the two above plant closures, and amount to € 27 million. Certain closure costs of the tube plant have been charged to the acquisition costs of Fortune (note 2) for an amount of € 19 million.
	c.	Certain restructuring plans to downsize our workforce in the tube business in Europe, Asia and America for an amounts of € 11 million
	d.	The Downsizing of our facilities in the storage di gital module business for which the restructuring costs recognized during the year amount to 5 millions.
(c)	Restructuring activities of Consumer Products mainly relates to
	a.	A restructuring plan has been set up to re-organize and downsize our remaining TV business. Related termination costs accrued for as of December 31, 2004 amounts € 3 million.
	b.	Certain programs undertaken in 2003 for which costs were not provided for as of December 31, 2003 because it has been determined that they were benefiting to future activities of the Group (i.e. training, moving or harmonization costs) or because they are related voluntary plan for which costs should be recognized upon acceptance of related terminated employees. These costs mainly amount to € 11 million.
(d)	Reorganisation of the holding segment is mainly related to the reorganisation/downsizing of our corporate headquarters in Indianapolis, Indiana for which expenses charged to income during the period amount to € 2 million. Other costs are related to ongoing expenses on the downsizing of certain research and development centres in France for € 2 million and the re-organisation of our headquarters in Paris, France for € 4 million.

As of December 31, 2003, the restructuring expense includes € -175 million of termination costs and other exit costs and €  -42 million for the write-down of assets and is comprised of the following plans, by segment:

(a)	Content and Networks:
	a.	New restructuring plans aimed to consolidate the film replication business and the broadcast business for a total expense of € - 9 million over 2003.
	b.	Restructuring programs related to acquired businesses in 2001 and 2002 amounting to € -29 million. Such restructuring costs are expensed as incurred because they benefit the future activity of the Group (i.e., training, moving or harmonization costs).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	(b)	Components: mainly comprise in 2003 the adaptation of the production capacity:
		a.	Closure of two tubes production lines in Marion and one glass production tank in Circleville amounting to € -60 million.

		b.	Downsizing of the workforce of one plant in Italy amounted to € -14 million.
		c.	Downsizing of our facilities in the storage digital module business in Asia (€ -8 million).
	(b)	Consumer Products: mainly comprise in 2003:
		a.	New plans announced in 2003 including the Tune up/CPMax plans for adaptation of the segment costs structure to the business environment (€ -13 million), the reorganization of certain Mexican facilities to improve the segment profitability (€ -9 million).
		b.	Restructuring costs of programs undertaken in 2002, which are mainly related to the closure of one plant in France (€ -7 million), for which reliable estimates were not available at the time of the decision.
	(c)	Holdings activities: mainly comprise in 2003:
		a.	The downsizing of certain research and development centers in France (€ -9 million).
		b.	The plan for adaptation of the corporate costs structure to the business environment (€ -4 million).

(2)	As of December 31, 2004 € 32 millions, the change in perimeters mainly includes the impact of the purchase price allocation of Fortune (note 2) for € 19 million, of Command Post (note 2) for an amount of € 6 million and of HNS (note 2) for an amount of € 8 millions. As of December 31, 2003, the change in perimeter includes mainly the impact for purchase accounting of PDSC for € 18 million.As of December 31, 2002, the change in perimeter is due to the purchase accounting impact of PDSC (€ 31 million), Grass Valley (€ 27 million), BTS (€ 10 million), Thomson Broadband in ADSL activities (€ 6 million) and Grundig (€ 1 million) together with a reversal for € -41 million on Technicolor.

(3)	As of December 31, 2004, 2003 and 2002, this amount includes mainly write-down of assets and currency translation adjustments. At December 31, 2004, currency translation adjustments amount to € -3 million (€ -9 million and € -13 million in 2003 and 2002, respectively). Since January 1, 2002 and according to the new French Regulation 00-06 relating to the accounting for liabilities, all write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2004, 2003 and 2002 amounts to € -610 million, € -65 million and € -46 million, respectively. For years 2004, 2003 and 2002, the above-mentioned € -610 million, € -65 million and € -46 million reclassification is broken down as follows: € -610 million, € -56 million and € -38 million for write-down of fixed assets, respectively (note 8) and € 0 million, € -9 million and € -8 million of write-down of inventories (note 11).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

19. OTHER RESERVES

		Losses on
	Warranty	subsidiaries	Others	Total
		(1)	(2)

		(€ in millions)

Balance at January 1, 2002	113	52	81	246

Current year expense	167	8	44	219
Release of provision	(17)	(1)	(21)	(39)
Usage during the period	(165)	(3)	(42)	(210)
Currency translation adjustments and others	(6)	(5)	11	-

Balance at December 31, 2002	92	51	73	216

Current year expense	127	4	28	159
Release of provision	(4)	-	(17)	(21)
Usage during the period	(123)	-	(40)	(163)
Currency translation adjustments and others	(13)	4	24	15

Balance at December 31, 2003	79	59	68	206

Current year expense	84	-	65	149
Release of provision	(3)	(1)	(28)	(32)
Usage during the period	(93)	(2)	(32)	(127)
Currency translation adjustments and others	(17)	(13)	10	(20)

Balance at December 31, 2004	50	43	83	176

(1)	Primarily includes provisions for losses in excess of the Group’s investments in unconsolidated companies.
(2)	At December 31, 2004, other reserves include mainly accruals for litigation risks for € 17 million (€ 15 million and €20 million as of December 2003 and 2002, respectively) and contract risks for € 5 million (€ 11 million and € 13 million as of December 2003 and 2002, respectively).

20. FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a) Analysis by nature

	2002	2003	2004

		(€ in millions)
Debt due to financial institutions (1)	204	617	773
Convertible/exchangeable bond (October 2000) (2)	782	782	611
Convertible/ exchangeable bond (March 2002)	600	600	600
Convertible/exchangeable bond (September 2004)	-	-	367
Bank overdrafts	19	24	29
Other financial debt	44	44	61
Accrued interest including premium (3)	45	61	60

Total	1,694	2,128	2,501

(1)	As of December 31, 2004 debt due to financial institutions includes the effect of the consolidation of the Mexicali synthetic lease for an amount of € 165 million, of which € 5 million was considered as a capital lease and was already consolidated as of December 31, 2003. This synthetic lease was reimbursed on January 24, 2005. Debt related to the synthetic lease in Poland of € 138 million was reimbursed during 2004.
(2)	In 2004, 2,350,553 convertible bonds due 2006 of € 72.67 nominal value each were repurchased and cancelled for an aggregate amount of € 182 million, decreasing nominal debt by € 171 million and accrued interest and premium amortization by € 11 million.
(3)	At December 31, 2004, accrued interest has been broken down into (i) € 48 million (€ 47 million in 2003) for the premium due at maturity on the October 2000 convertible bond which is recorded as a financial expense over the bond duration and (ii) € 12 million (€ 14 million in 2003) of interest.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Interest on “debt related to Technicolor acquisition” (note 22) is included in the total “debt related to Technicolor acquisition”.

Convertible bonds

  In October 2000, Thomson issued 11,175,385 convertible/exchangeable bonds, with a nominal value of € 72.67 each, due in 2006 for an aggregate amount of € 812,115,228. The number of bonds outstanding at December 31, 2004 is 8,411,832 and is explained as follows:
    In 2004, 2,350,553 convertible bonds were repurchased at an average price of 77,604 and cancelled.
    In June 2002, Thomson repurchased 413,000 bonds at an average price of € 67.495. The repurchased bonds were cancelled.

The convertible/exchangeable bonds issued in October 2000, may be redeemed by bondholders for Thomson ordinary shares beginning October 11, 2001.

The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year, with the first payment made on January 1, 2001. The bonds will mature and become due at a price of € 79.71 per bond on January 1, 2006, unless previously converted, exchanged, redeemed or cancelled. This price is 109.69% of the original issue price. The annual effective interest rate is 2.75%.

Each bondholder may elect to receive, in lieu of receiving payment of the principal, ordinary shares of Thomson of € 3.75 par value each, at a ratio of one share for each bond, subject to adjustment upon occurrence of certain events.

The bonds are redeemable at Thomson’s option at any time on or after January 1, 2004 in whole but not in part, at a price enabling the bondholder to receive a gross redemption yield equal to the gross redemption yield that would have been received at final maturity, which is 2.75% if the share price is greater than 120% of the bond redemption price for 20 consecutive days. Thomson may also repurchase any number of bonds at any time at any price on the Paris Bourse. Bonds so repurchased will be cancelled. The costs related to the convertible bond offering (€ 18 million) are amortized over the bond duration.

  On March 12, 2002 Thomson issued 14,814,815 convertible/exchangeable bonds, with a nominal value of € 40.50 each, for an aggregate amount of € 600 million. The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year with the first payment made on January 1, 2003. The bonds will mature and become due at a price of €  40.50 per bond on January 1, 2008, unless previously converted, exchanged, redeemed or cancelled.

  The bonds are redeemable at Thomson’s option at any time on or after November 1, 2003 at a price enabling the bondholder to receive the nominal value plus 1% interest for the period between the last interest payment date and the redemption if the share price is greater than 120% of the nominal price for 10 consecutive days within the 20 days before the announcement of the reimbursement. Bondholders have the option from March 12, 2002 and until 7 days preceding the reimbursement date to convert one bond against one Thomson share (existing or new shares). Bondholders, who do not exercise the conversion option before 7 days preceding the reimbursement date, will receive the nominal amount plus interest as mentioned above. If at any time the remaining bonds outstanding represent less than 10% of total bonds initially issued, the Group may also redeem at nominal value plus interest all the remaining bonds.

The bonds were also redeemable at the option of the bondholders on January 1, 2005 at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Of the original 14,814,815 bonds, 14,493,324 bonds were redeemed on January 1, 2005 at the option of bondholders.

Thomson may also repurchase any number of bonds at any time at any price on the Euronext Paris S.A. Bonds so repurchased will be cancelled.

  On September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake Partners LLC, with a nominal value of USD 21,660 each, for an aggregate amount of USD 499,999,440. The bonds bear interest at a rate of 3% per annum in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds will mature and become due at a price of USD 21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. The bonds are subject to certain transfer restrictions.

Bondholders have the option from the earlier of March 31, 2006 or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at a conversion ratio of 1,000 shares for each bond.

This conversion ratio is subject to adjustment under certain conditions. The shares issued upon conversion or exchange are subject to certain sale restrictions.

All bonds are redeemable in cash plus accrued interest at Thomson’s option at any time if less than 10% of the bonds remain outstanding or at any time after September 16, 2007 if the average of the closing share price for 10 consecutive days within the 20 days before the redemption notice as well as the closing share price on the redemption notice date times the number of shares into which a bond would be convertible both exceed 150% of the par value of a bond.

Any or all bonds are redeemable in cash plus accrued interest at the option of the holder from September 16, 2008 upon written notice to Thomson.

Private Placement

On June 30, 2003 Thomson issued senior notes in a total amount of USD 406 million (€ 298 million at the December 31, 2004 exchange rate) that were sold privately to institutional investors in the U.S. This private placement consisted of three series; a series of 7-year maturity notes in an amount of USD 96 million; a series of 10-year maturity notes in an amount of USD 192 million and a series of 12-year maturity notes in an amount of USD 118 million. The notes carry fixed interest rates of 4.13%, 4.74% and 4.84%, respectively, for the 7, 10 and 12-year maturity notes.

Thomson swapped USD 200 million of the total issue, changing the debt from fixed rate to floating rate. Thomson may, at its option, prepay at any time all, or from time to time any part, of the notes. The amount prepaid shall be allocated among all of the notes outstanding at the time in proportion to the respective unpaid principal amounts.

On December 18, 2003 Thomson issued an additional GBP 34 million (€ 48 million at the December 31, 2004 exchange rate) of senior notes with a 10-year maturity and carrying a fixed rate of 6.11%; the entire amount of these additional notes were swapped to floating rate.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b) Analysis by maturity

	2002	2003	2004

Due within:		(€ in millions)
One-year	262	263	904*

Two-years	6	17	664
Three-years	1	836	163
Four-years	818	10	13
Five -years	7	602*	-
Thereafter	600*	400	757

Total long-term	1,432	1,865	1,597

Total	1,694	2,128	2,501

*	The convertible bonds issued on March 12, 2002 are subject to an early redemption provision at the option of bondholders exercisable on January 1, 2005 . Since notice of redemption had already been given in December 2004 by bondholders holding 14,493,324 bonds, this portion of the 2002 convertible was considered short-term debt at December 31, 2004.

(c) Analysis by currency

	2002	2003	2004

		(€ in millions)
Euro	1,557	1,573	1,366
U.S.dollar	18	388	884
Others	119	167	251

Total debt	1,694	2,128	2,501

(d) Analysis by interest rate for long term debt

	2002	2003	2004

		(€ in millions)
Variable rate (LIBOR 1 month)	6	5	160
Variable rate (LIBOR 3 month)	-	47	191
Variable rate ( LIBOR 6 month)	-	-	48
Fixed rates	1,426	1,813	1,198

Total long-term debt	1,432	1,865	1,597

Interest rates on most short-term debt is based on Euribor (Euro Interbank Offered Rate) for euro denominated debt, LIBOR (London Interbank Offered Rate) for U.S. dollar denominated debt and on similar short-term reference rates for other currencies.

(e) Unused credit lines
	2002	2003	2004

		(€ in millions)
Committed credit lines	1,192	832	1,801
of which used	-	27	51
Uncommitted credit lines	1,331	983	945
of which used for debt	105	118	178

Sales receivable agreement in North America	286	238	147
of which used	-	-	-

On July 5, 2004 Thomson closed a € 1.75 billion committed credit facility with a consortium of banks. The facility has a five year maturity. Thomson’s previous committed facility in an amount of € 800 million was simultaneously cancelled.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Thomson has no financing agreements with rating triggers. Several of Thomson's financing agreements have covenants pertaining to Thomson's consolidated financial situation. These financings are:

  the senior notes issued privately to institutional investors in a total amount of € 346 million and a €44 million Mexican capital lease which are subject to two financial covenants: maintenance of a minimum ratio of operating income to interest expense of 3 to 1 and a maximum ratio of net debt to net worth of 1 to 1;
  the € 1.75 billion credit facility which is subject to one financial covenant: maintenance of a minimum ratio of operating income to interest expense of 3 to 1;
  the € 165 million Mexican synthetic lease which is subject to two financial covenants: maintenance of a minimum ratio of EBIT (earnings before interest and tax) to net interest expense of 5 to 1 and maintenance of a maximum ratio of balance sheet net debt to net worth of 0.7 to 1 and; this lease was repaid on January 24, 2005.

At December 31, 2004, Thomson is in compliance with all of these financial covenants.

21. OTHER CREDITORS AND ACCRUED LIABILITIES

	2002	2003	2004

		(€ in millions)
Taxes payables	221	164	153
Deferred tax liabilities	23	23	2
Royalties	223	214	262
Fixed assets acquisition balance	95	89	64
Thomson multimedia Polska sp.zo.o - Deferred Income	85	85	-
Other (1)	423	283	514

Total	1,070	858	995

(1)	Since 2002 the accruals related to consideration given by a vendor to a customer are deducted from trade accounts receivable gross (note12).

22. DEBT RELATED TO TECHNICOLOR ACQUISITION

The promissory notes due to Carlton for the acquisition of Technicolor totalled USD 115 million, USD 224 million and USD 481 million, including accrued interest, as of December 31, 2004, 2003 and 2002, respectively, equivalent to € 84 million, € 178 million and € 459 million, respectively, at the December 31, 2004, 2003 and 2002, exchange rates. Accrued interest amounted to € 9 million, € 15 million and € 29 million at December 31, 2004, 2003 and 2002, respectively. The final instalment on these notes is repayable in one remaining instalment on March 16, 2005. Thomson may elect to pay € 61 million (USD 84 million) of the notes in Thomson shares (within the limit of 4 million shares authorized by the General Assembly of Shareholders).

On March 16, 2004, and March 14, 2003, respectively, € 92 million and € 149 million were paid in cash on the maturity date of the promissory note instalments consisting in year 2004 of € 84 million for the nominal value and € 8 million for the accrued interest since inception of the notes (€ 139 million for the nominal value and € 10 million for the accrued interest in 2003).

On September 16, 2003, bonds for an amount of € 84 million in nominal value, plus € 7 million of interest, were repurchased early.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The remaining promissory note interest rates are based on six month LIBOR, plus a margin of 0.75% (for the two first maturities, the rate was based on three month LIBOR). The latest and final applicable quotation for six month LIBOR dated September 14, 2004 was 2.05813%.

23. STATEMENT OF CASH FLOWS

	2002	2003	2004

		(€ in millions)
Technicolor (1)	(215)	(224)	(83)
BTS	(65)	-	-
Grass Valley	(196)	-	-
Panasonic Disc Service Corporation	(446)	-	-
Canal+ Technologies (2) acquired in January 2003	(90)	(102)	-
Cinecolor	-	(15)	-
Digital cinema (complementary acquisition)	-	(15)	-
Recoton	-	(50)	-
ATLINKS	-	(69)	-
Command Post	-	-	(11)
Gyration	-	-	(15)
Fortune	-	-	(75)
Hughes Network Systems	-	-	(204)
The Moving Picture Company	-	-	(78)
TTE (3)	-	-	(115)
Other	(289)	(133)	(96)

Acquisition of investment	(1,301)	(608)	(677)

Plus cash position of companies disposed	-	-	(16)
Less cash position of companies acquired	28	43	13

Acquisition of investment, net	(1,273)	(565)	(680)

(1) The consideration paid corresponds mainly to the repayment of the promissory notes (note 22) - together with a price adjustment for USD 2 million in 2003.

(2) Thomson acquired on January 31, 2003 89% of Canal+ Technologies from the Canal+ Group for a gross amount of€ 190 million. The € 90 million cash payment in 2002 was an advance paid to the seller before the closing. In theDecember 31, 2002 balance sheet, the advance was recorded in “loans and other non current assets”. In 2003,Thomson paid€ 100 million at the closing together with an additional € 2 million price adjustment. The businessesof Canal+ Technologies were sold by the end of year 2003 (notes 2 and 6).

(3)TTE acquisition is analysed as follows in millions of euro:

Cash transferred net of cash received	(17)
Financing of TTE under a purchase of receivables agreement for a maximum duration of 24 months	(98)

Net cash disbursed	(115)

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

24.   CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The two tables presented below provide information regarding contractual obligations and commercial commitments as of December 31, 2004 for which the company is obliged to make future cash payments in accordance with the recommendation on this subject issued by the “Autorité des Marchés Financiers” (AMF), formerly “Commission des Opérations de Bourse” in February 2002. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this note 24, in accordance with French GAAP.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

Contractual obligations		Amount of commitments expiring per period

		2003	2004	Less than	> 1 and	> 3 and	After 5
		Total	Total	1 year	=< 3	=< 5	years
					years	years
				(€ in millions)
Financial debt (1)		2,128	2,501	904	827	13	757
Of which capital leases liability		61	51	14	22	15	-

Debt related to Technicolor acquisition (1)		178	84	84	-	-	-

Unconditional future payments
Operating leases (2)		485	423	84	117	78	144
Other (3)		137	55	20	24	10	1

Unconditional purchase obligations
- Financial investments (4)		28	16	15	1	-	-
- Property, plant and equipment (5)		73	9	9	-	-	-

Contingent future payments
Guarantees given (6)		65	93	17	-	76	-
Other conditional obligations	(7)	63	71	17	24	13	17

(1)	Financial debt (note 20) and debt related to Technicolor acquisition (note 22) are reported for their principal amounts and accrued interest as of December 31, 2004. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.
(2)	Operating leases are described below in (a) of this note.
(3)	Other unconditional future payments relate to information technology service agreements and general sponsoring agreements entered into in the U.S., and other contractual advances.
(4)	In November 2004, Thoms on agreed to acquire an 8% stake in the Chinese television and mobile phone manufacturer Konka (out of which 4.8% was subject to approval by the relevant Chinese authorities). This corresponds to a financial investment of € 14 million as of December 2004.
(5)	Unconditional purchase obligations comprise DVD plant expansions in the U.S. as well as certain equipments following the acquisition of Fortune.
(6)	Guarantees given for assets disposal.
(7)	Conditional obligations include contingent earn out payment related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Commercial commitments	Amount of commitments expiring per period

	2003	2004	Less than 1	> 1 and =<	> 3 and =<	After 5
	Total	Total	year	3 years	5 years	years

	(€ in millions)
Unconditional future payments
Royalties (1)	2	1	1	-	-	-
Commercial purchase obligation (2)	123	135	84	38	13	-

Contingent future payments
Guarantees given:
- to suppliers	5	3	-	-	-	3
- for legal court proceedings and
custom duties (3)	62	65	22	12	1	30
- other (4)	19	19	17	1	1	-

Total	86	87	39	13	2	33

Standby letters of credit (5)	110	68	68	-	-	-
Other commercial commitments	10	10	2	8	-	-
(1)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.
(2)	Commercial purchase obligations include commitments to buy advertising space for € 69 million, in its cinema sale house activity.
(3)	These guarantees comprise:
- Guarantees for customs duties amount to € 43 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

- The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

- Guarantees given for legal court proceedings amount to € 22 million. It comprises a € 14 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by instalment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998 (note 27).

(4)	Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. As of December 31, 2004 and 2003 these guarantees amount to € 9 million and €14 million respectively, mainly related to long-term contract in its broadcast activities.
(5)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments, including options, are disclosed in the following table for their related cash inflow and outflow amounts.

	2002	2003	2004

	(€ in millions)
Currency swaps	1,609	2,106	1,581
Forward exchange contracts	957	1,641	1,157
Interest rate swaps	95	237	195
Metals hedging contracts	-	-	8
Foreign exchange options	16	13	-

Total commitments given	2,677	3,997	2,941

Currency swaps	1,680	2,148	1,680
Forward exchange contracts	988	1,667	1,157
Interest rate swaps	95	237	195
Metals hedging contracts	-	-	8
Foreign exchange options	16	13	-

Total commitments received	2,779	4,065	3,040

In addition to the commitments mentioned above, the Group has unrecognized retirement benefit obligations amounting to € 171 million, € 244 million and € 179 million as of December 31, 2004, 2003 and 2002, respectively.

Guarantees and commitments received amount to € 2 million, € 2 million, and € 23 million at December 31, 2004, 2003 and 2002, respectively.

(a) Operating leases

Commitments related to future minimum and non-cancelable operating lease payments amount to € 423 million as of December 31, 2004 and are detailed below (€ in millions):

2005	84
2006	65
2007	52
2008	41
2009	37
Thereafter	144

Total (1)	423
(1)	The decrease versus 2003 (a total of € 485 million at end of 2003) is mainly due to the consolidation of two synthetic leases situated in Poland and Mexico in 2004 (see more detail thereafter).

The significant operating leases are as follows:

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

- Thomson S.A. sold an office building located in Boulogne-Billancourt, France for € 91 million (€ 89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

- Thomson, Inc. sold a U.S. office building (administration and technical services buildings) in March 2000 for € 57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

Consolidation of Special Purpose Entities (SPE’s)

In accordance with Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or "LSF") issued on August 1, 2003 (note 1), two SPE’s have been consolidated in 2004:

- In 2000, the Group entered into a lease agreement for the equipment and building of a new television tube manufacturing facility located in Mexico. The manufacturing facility is owned by a special purpose entity (SPE) in which Thomson has no interest. The lease is an operating lease with a term of seven years. During the lease term and at the end of the term the Group has the option to purchase the facility for a purchase price equal to the expected fair market value which is the original purchase price less amortization (this price changes over time). For the Mexican transaction the Group provides a residual value guarantee, which may be due upon termination of the contract if the Group decides not to buy back the equipment. The maximum contingent liability amounts to € 148 million. On January 24, 2005 Thomson repaid in advance the debt related to the lease (see the note on subsequent events).

- In 2001, the Thomson Polish subsidiary (the "Subsidiary") entered into a transaction with a SPE whereby it transferred ownership title of tube manufacturing equipment to the SPE; the Subsidiary received an amount of € 138 million corresponding to the fair value of the equipment at transfer date (the "Original Fair Value"). For a five-year period (the "Period"), the Subsidiary will continue to use the equipment and pay an amount corresponding to approximately 19% of the Original Fair Value which will be recorded as rental expense. A deferred gain of € 85 million was booked in the balance sheet.
The debt related to the synthetic lease in Poland of € 138 million was reimbursed during 2004 and the synthetic lease thereby terminated.

As of December 31, 2003 these future lease payments totalled € 42 million for Thomson Displays Mexicana, S.A. de C.V. and € 13 million for Thomson multimedia Polska sp.zo.o.

These two SPE’s have been consolidated as of January 1, 2004 retroactively with the impact booked to equity for € -44 million.

Following these SPE’s consolidation, as of December 31, 2004, the Group no longer reports off-balance sheet future payments related to synthetic leases (note 1).

(b) Other commitments

Thomson has restricted cash deposits as disclosed in note 15. In addition, the Group received payments from clients in order to finance the development costs of certain long-term contracts. In order to guarantee the reimbursement of such payment if the Group does not fulfill its contractual obligations, the Group may set up, at the client’s request, advance payment restitution guarantees. As of December 31, 2004 and 2003, these guarantees amount to € 7 million and € 22 million, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

25. FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

As indicated in note 1(d), the Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business.

(a) Foreign currency exposure

Given the international nature of its business, the Group generates significant cash flows in foreign currencies.

The Group primarily uses currency forward contracts or currency options to manage this exposure.

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2004, 2003 and 2002 is as follows :

	2002	2003	2004

		(€ in millions)
Forward exchange contracts (including currency swaps)
Euro	2,199	2,561	1,873
Canadian dollar	-	-	15
Pound sterling	45	136	183
Hong Kong dollar	-	21	22
Japanese yen	55	27	6
Mexican pesos	52	53	33
Singapore dollar	20	29	26
U.S. dollar	156	674	577
Polish zloty	110	269	88
Other currencies	31	45	14

Total forward purchases	2,668	3,815	2,837

Euro	(295)	(947)	(785)
Canadian dollar	(46)	(77)	(52)
Pound sterling	(183)	(256)	(152)
Japanese yen	(78)	(92)	(29)
U.S. dollar	(1,880)	(2,066)	(1,561)
Other currencies	(84)	(309)	(159)

Total forward sales	(2,566)	(3,747)	(2,738)

Currency options contracts purchased
Put U.S. dollar/Call Japanese yen	16	13	-
Put Canadian dollar/Call U.S. dollar	-	-	-

Total	16	13	-

Deferred hedging gains (losses) related to anticipated
transactions	6.3	24.7	(1.8)

In order to match the currencies that Thomson borrows with the currencies that are lent to affiliates the corporate treasury enters into currency swaps primarily to convert euro borrowings into USD which are lent to the Group’s U.S. affiliates. At the December 31, 2004 exchange rate there was a mark to market currency gain on these swaps of € 99 million. This amount is recognized in the balance sheet in “Other receivables” and offsets the reduction in the euro value of the foreign currency intercompany lendings.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b) Interest rate exposure

The main instruments used by the Group to manage interest rate risks are interest rate swaps, forward rate agreements and interest rate caps.

The Group’s interest rate exposure is presented as follows, by maturity:

			December 31, 2004
						There
	2005	2006	2007	2008	2009	-after	Total

				(€ in millions)

Cash and cash equivalents – floating rate	1,906	-	-	-	-	-	1,906

Financial debt:
Floating rate	904	-	160	-	-	44	1,108
Fixed rate	-	664	3	13	-	713	1,393

Interest rate swaps, from floating to fixed (1)	-	-	-	-	-	-	-

Interest rate swaps, from fixed to floating (1)	-	-	-	-	-	195	195

Caps, fixed rate	37	-	-	-	-	-	37

(1) U.S. dollar/euro = 0.733030
			December 31, 2003

						There-
	2004	2005	2006	2007	2008	after	Total

				(€ in millions)

Cash and cash equivalents – floating rate	2,383	-	-	-	-	-	2,383

Financial debt:
Floating rate	263	5	5	9	2	31	315
Fixed rate	-	12	831	1	600	369	1,813

Interest rate swaps, from floating to fixed (2)	79	-	-	-	-	-	79

Interest rate swaps, from fixed to floating (2)	-	-	-	-	-	158	158
Caps, fixed rate	40	-	-	-	-	-	40

(2) U.S. dollar/euro = 0.791766
			December 31, 2002

						There
	2003	2004	2005	2006	2007	-after	Total

				(€ in millions)

Cash and cash equivalents – floating rate	1,463	-	-	-	-	-	1,463

Financial debt:
Floating rate	262	-	-	-	6	-	268
Fixed rate	-	6	1	817	1	601	1,426

Interest rate swaps, from floating to fixed (3)	-	95	-	-	-	-	95

Interest rate swaps, from fixed to floating (3)	-	-	-	-	-	-	-
(3) U.S. dollar/euro = 0.953562

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Interest related to interest rate swaps at December 31, contracted by the Group is as follows:

	2002	2003	2004

		(€ in millions)
Interest received:
Fixed rate	-	4	10
Floating rate	-	-	-

Interest paid:
Fixed rate	-	-
Floating rate	-	(1)	(6)

Net interest	-	3	4

The Group did not enter into any interest rate hedging operations in 2004.

In 2003, the Group entered into several interest rate swap transactions to convert its debt from fixed to floating rate (3 month LIBOR for USD debt, and 6 month £-LIBOR for GBP one):

- its 12-year senior notes in an amount of USD 118 million;
- its 10-year senior notes in the amount of USD 82 million; and
- its 10-year senior notes in the amount of GBP 34 million.
These swap transactions are accounted for under hedge accounting treatment in accordance with French GAAP.

In 2002, the Group entered int o an interest rate swap transaction and purchased an interest rate cap.

Under the interest rate swap, Thomson receives three month USD LIBOR and pays twelve month USD LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. This interest rate swap is accounted for in accordance with French GAAP: it is marked-to-market and in case of loss a provision is taken. In 2002, Thomson booked a loss of € 1 million on this swap. At December 31, 2003, the marked-to-market valuation of this swap was a loss of € 0.6 million so the amount provisioned was reduced, thereby resulting in net positive financial income of € 0.4 million in 2003 on this transaction. In 2004 this swap matured with a final total loss of € 0.9 million thus an additional loss of € 0.3 million was taken in financial result.

The interest rate cap that Thomson bought in 2002 provides that until 2005 Thomson will receive the difference between 3 month USD LIBOR and the cap rate on a nominal amount of USD 50 million if three month USD LIBOR is above the cap rate and less than the knock-out rate. This cap is accounted for in the same way as the interest rate swap. Thomson recorded a loss in 2002 of € 0.3 million on this cap. At December 31, 2003 the fair value of this cap was only a loss of € 0.2 million so the amount provisioned was reduced thereby resulting in net positive financial income of € 0.1 million in 2003 on this transaction. At December 31, 2004, the fair value of this cap was also a loss of € 0.2 million so that the financial result in 2004 of this cap was nil.

Because of the interest rate differential between the USD and the euro, the Group had in 2004 interest gains on the currency swaps used to convert euro borrowed by Corporate Treasury to USD which Treasury lends to Thomson’s U.S. affiliates. These swap gains are accounted for as a reduction of interest expense and are entirely included in Thomson’s 2004 interest expense.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The average interest rate on the Group’s consolidated debt is as follows:

	2002	2003	2004

Average interest rate on borrowings	2.42%	2.39%	2.74%
Effective interest rate after interest rate hedging	2.49%	2.25%	2.60%
Effective interest rate after currency swaps and interest rate
hedging	1.34%	1.49%	2.21%

The effective weighted average interest rate in 2004 on the Group’s consolidated deposits was 1.41% (1.60% and 2.25% in 2003 and 2002, respectively).

The percentage of the Group’s average debt at floating rates taking into account interest rate hedging operations is as follows :

	2002	2003	2004

Average debt (€ in millions)	1,586	1,914	2,302
Percentage at floating rate	17%	21%	30%

The Group’s average deposits in 2004 amounted to € 1,532 million, 100% at floating rate.

A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately € 9 million.

(c) Equity instruments

At December 31, 2004 Thomson had outstanding an equity forward sale and a call option on a quoted investment as well as puts on Thomson shares. The puts for 2,000,000 Thomson shares have maturities of March, April and May 2005 and were sold in December 2004 in the over the counter market for a premium of € 1.6 million. The puts have an exercise price of € 18.75. The puts were sold in the framework of Thomson’s share repurchase program and if they are exercised will be attributed to the utilisations foreseen in the objectives of the program.

(d) Financial counterpart risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterpart credit rating is as follows:

Foreign exchange forwards:
Counterpart’s rating (according to Standard & Poor’s)	2002	2003	2004

A-1+	87.8%	66.9%	91.3%
A-1	12.2%	30.5%	2.0%
A-2	-	2.6%	6.7%

Total	100.0%	100.0%	100.0%

All significant cash deposits are maintained with rated financial institutions. An amount of € 816 million was invested in mutual funds as of December 31, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The table below gives the percentage of outstanding cash deposits by counterpart credit rating:

Cash deposit:
Counterpart’s rating (according to Standard & Poor’s)	2002	2003	2004

A-1+	80.2%	44.9%	44.8%
A-1	11.9%	14.8%	6.2%
A-2	6.0%	1.8%	2.0%
A-3	0.4%	-	1.1%
B	1.0%	1.5%	2.6%
BB+	0.1%	-	-
Money Market funds	-	36.7%	42.8%
Non rated financial institutions	0.4%	0.3%	0.5%

Total	100.0%	100.0%	100.0%

Accordingly, the Group does not believe that there is a significant risk of non-performance by a major counterpart of the Thomson Group.

(e) Fair value of financial instruments

The fair value of interest rate swap contracts is calculated by discounting the future cash flows. However, for complex swaps, the marked-t o-market value calculated by the banks was used.

The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount.

The fair value of currency options is calculated using standard option pricing software and verified with the banks.

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to net book value due to their short-term maturities.

The fair value of long-term debt is determined by estimating future cash flows on a borrowing-by -borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangement.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The fair value of listed investment securities is calculated using their last known market price at year-end.

	2002		2003			2004

	Net book	Fair market	Net book	Fair market	Net book	Fair market
	value	value	value	value	value	value

			(€ in millions)
Balance sheet:
Liabilities:
long-term debt	18	16	436	445	558	566
convertible bonds	1,414	1,326	1,429	1,409	1,638	1,769
Of which, short
term portion of
convertibles bonds	-	-	-	-	599	599
Assets:	5	5	14	18	36	61

Off-balance sheet:
Interest rate

instruments

Interest rate swap	(1)	(1)	-	(11)	-	(8)
FRA and CAP	-	-	(1)	(1)	-	-
Foreign exchange

instruments

Forward contracts	20	26	6	30	1	1
Currency option	-	-	-	-	(3)	(3)
contracts
Equity instruments
Collars	-	-	-	(5)	-	-
Call option	-	-	-	-	-	0
Forward sale	-	-	-	-	-	(20)
Puts	-	-	-	-	(2)	(1)
Metal hedging

instruments

Metal forward
purchase contracts	-	(1)	-	-	-	-

26. INFORMATION ON EMPLOYEES

The geographical breakdown of the number of employees in companies in the list of consolidated subsidiaries is as follows:

	2002	2003	2004

Europe (1)	17,464	17,277	16,614
North America	14,405	13,073	12,722
Asia (2)	20,268	17,015	12,842
Other countries (3)	12,967	11,034	6,636

Number of employees in consolidated subsidiaries	65,104	58,399	48,814

Number of employees in equity companies	383	664	32,354

Total employees	65,487	59,063	81,168

(1) Of which Poland	5,256	5,697	5,416

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(2) Of which People’s Republic of China	17,195	13,454	10,609
(3) Of which Mexico	11,974	10,048	5,647

Salary costs (€ in millions)	1,841

Compensation of directors and principal executive officers:

Director’s fees were voted by the shareholders’ meeting on November 10, 2000. The amount paid in 2004, concerning year 2003, was € .

27. CONTINGENCIES

Legal Proceedings

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third-party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

U.S. customs

In January 1998, a grand jury investigation was initiated by the U.S. Attorney’s Office in Baltimore, Maryland. This investigation was conducted by the U.S. Department of Justice relating to the transfer pricing used in the importation of picture tubes by Thomson, Inc. from an Italian subsidiary of the Group between 1993 and June 1998. In October 2002, the U.S. government informed the Company that it has declined to prosecute the grand jury case.

A civil investigation was also initiated by the U.S. Customs Service, which issued pre-penalty notices on December 21, 1998. A pre-penalty notice means that a claim is being contemplated, and is typically a precursor to the issuance of a formal penalty notice. The pre-penalty notices alleged that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. The pre-penalty notices were later withdrawn against two of the individual employees. According to the original pre-penalty notices, the tubes at issue had an appraised domestic value of approximately USD 419 million (€ 307 million at December 31, 2004). On December 28, 2000, the Customs Service amended the pre-penalty notices and alleged an appraised domestic value of approximately USD 425 million (€ 312 million at December 31, 2004). In an agreement reached with the Customs Service in January 1999, all actions with respect to the pre-penalty notices were suspended for a period of one year in exchange for waivers of the statute of limitations through January 2001. In July 2000, all of the parties who previously received pre-penalty notices agreed to waive the statute of limitations defense for an additional period of time in order to allow the U.S. government to complete its investigation and to seek resolution of the matter through administrative proceedings. The waivers were again extended in November 2001, October 2002, March 2003 and July 2004 and are now effective through September 6, 2005.

The amended pre-penalty notices estimated the loss of custom revenues at approximately USD 12.5 million. Under applicable statutes, penalties could be levied in an amount equal to the appraised domestic value of the merchandise and against each of the five employees concerned in an amount up to eight times the loss of revenue.

In addition, the Group indemnified the five employees for the monetary penalties. On May 30, 2003 the parties, including the Company, which received the pre-penalty notices submitted a joint Petition for Cancellation or Remission of Penalties (the “Petition”) to the Customs Service. Since

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

this submission, the Company’s counsel held various meetings with Customs officials advocating in particular the arguments made in the May 30, 2003 Petition.

On December 21, 2004 a Penalty notice was issued by the US Customs which withdraws allegations of fraud and any action on years 1997 and 1998 and which indicates that no penalty should be issued against individual officers and employees of Thomson. The Penalty notice lowers the loss of revenue from USD 12.5 million to USD 7.1 million and proposes a monetary penalty of USD 28.4 million. On January 21, 2005, Thomson submitted a petition for cancellation or remission of penalties. The Group intends to continue to defend itself vigorously against any allegations of wrongdoing, while cooperating with Customs in an effort to resolve the matter.

Italian tax litigation

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. On December 28, 1999, the Direct Taxes Local Office formally advised that an assessment would be due with regard to 1993 amounting to € 5.6 million taxable income, resulting in (i) reversal of tax-loss carry-forwards and (ii) additional tax penalties and interest amounting to approximately € 2.1 million. On March 21, 2000, Videocolor S.p.A. challenged this assessment before the competent tax jurisdiction of Frosinone in Italy.

On February 13, 2001, the Court of Frosinone rendered its decision regarding the 1993 tax assessment, it maintained part of the assessment based on 1993 elements, yet it invalidated the valuation method of the exported tubes applied by the Italian Direct Taxes Local Office.

On November 23, 2000, the Direct Taxes Local Office gave notice of an assessment with regard to 1994 amounting to € 9.7 million taxable income. In February 2001, Videocolor S.p.A challenged this assessment before the Local Tax County Commission. As for 1993, the Group has challenged this assessment before the competent tax jurisdiction of Latina Frosinone which confirmed in March 2003 the initial judgment but without applying penalties.

On May 16, 2003 Videocolor S.p.A elected to apply for the new tax amnesty, enacted by the Italian Parliament in 2003. Videocolor applied for the years 1993 and 1994 and not for the following years and paid a total amount of € 1.35 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4.2 million and (ii) tax penalties amounting to € 4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed, on October 30, 2003 and before the court of Latina, this decision and Videocolor S.p.A. is now challenging this appeal.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3.5 million and € 1.8 million, respectively and (ii) tax penalties amounting to € 3.5 million and € 1.8 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, wich decided,on November 15th, 2004 to reject almost all of the assessments of the Italian Tax authorities.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 127,000 and (ii) penalties amounting to € 127,000. Videocolor S.p.A. appealed this assessment on March 2nd, 2004 before the competent tax jurisdiction of Frosinone in Italy.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 59 million at May 26, 2004 noon buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. Based on the information currently available, the Group is not in a position to estimate the liability and intends to vigorously defend the allegations set forth in the complaint.

Morris Reese

In May, 2004 Morris Reese filed suit against ATLINKS USA, Inc. (a wholly owned subsidiary of Thomson) and numerous other manufacturers and distributors of telephone equipment in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a U.S. patent n° 6,427,009 which relates to call waiting caller ID technology. In January, 2005, the parties entered into a settlement, providing for a dismissal of the lawsuit and a past and future worldwide license in the field of caller ID technology.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, have appealed the District Court’s decision with the U.S. Court of Appeals for the Federal Circuit in Washington D.C. Oral argument of the appeal was heard on July 10, 2003 in the U.S. Court of Appeals for the Federal Circuit. On February 12, 2004, the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents at issue. As a result, the Court of Appeals vacated the summary judgment ruling issued by the District Court in favor of the defendants. On February 26, 2004, Thomson Inc., joined by the other Appellees, filed a petition for Rehearing En Banc with the Court of Appeals. In April 2004, the Court of Appeals denied the petition and remanded the case back to the District Court for further proceedings.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where, pursuant to an order of the U.S. District Court for the District of Delaware in May, 2003, the case is subject to an indefinite stay pending the reexamination of the patents at issue by the U.S. Patent and Trademark Office.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson Inc. contended that all of the other defendants settled prior to trial and that it did not owe Parental Guide any further license payments. On February 7, 2003, Parental Guide filed suit in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. On January 20, 2005, the Court issued an Order and Final Judgment in favor of Thomson Inc. On February 18, 2005, Parental Guide billed a notice of appeal.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

James Stalcup and Mary Gick Class Action

On February 15, 2002, Mr. James Stalcup and Mrs. Mary Gick, filed a purported class action in the Third Judicial District, Madison County, Illinois pursuant to Section 5/2-801 of the Illinois Code of Civil Procedure on behalf of U.S. consumers who acquired certain television sets manufactured by Thomson, Inc. during the period between 1998 and 2001. The complaint alleged a defect in certain televisions which have a “software-like integrated chip”, which can cause temporary audio failure. The Company does not believe that the alleged televisions or the “ICs”, which it procures from third parties are defective.

Yet, the Company entered into a Settlement Agreement on December 17, 2003 to resolve all of the alleged claims on a nationwide basis. On December 18, 2003, the Third Judicial Circuit Court in Madison County, Illinois signed an Order preliminarily approving the proposed settlement and conditionally certifying a nationwide class consisting of U.S. residents who acquired one of the Company’s televisions (with a CTC 195, 197 or 203 chassis) manufactured between November 1, 1996 and March 31, 2001.

The proposed settlement provides for two alternative remedies: (i) cash reimbursement for any documented out-of-pocket costs paid to a qualified service company to repair or diagnose the alleged audio loss problem, or (ii) a Rebate Certificate applicable to the purchase of a new Thomson-branded television. The Company has agreed to pay the plaintiffs’ attorneys’ fees and costs, and the administrative costs of the settlement. On May 24, 2004 the Court conducted a fairness hearing which resulted in an Order from the Court granting final approval of the settlement and a judgment of dismissal with respect to Thomson Inc. Also, on May 2004, the court made an interim award of attorneys’ fees to plaintiff’s counsel which was confirmed in a final order on January 31, 2005.

IP Innovation and Technology Licensing Corp.

On January 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a complaint against Thomson Inc. in the U.S. District Court for the Northern District of Illinois, Eastern District, alleging infringement of four patents which cover the fields of video noise reduction, audio video synchronization, and audio in video technologies. The Court, after reviewing the complaint, dismissed it without prejudice for failure to establish jurisdiction or appropriate venue. On February 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a new complaint alleging infringement of the above described patents in the U.S. District court for the Southern District of Indiana. The Company has filed an answer contesting the allegations. In May 2004, IP Innovation, TLC and Thomson Inc. entered into a settlement and license agreement resolving the Indiana case. The resolution provides for a past and future license to Th omson in the field of consumer electronics.
On June 20, 2003, Technology Licensing Corp. ("TLC") filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe its "524" patent. The Company intends to defend itself vigorously against the allegations.

Fisher v. Thomson, Inc.

In February 2004, Randy Fisher filed an individual and purported class action in the Twentieth Judicial Circuit, St. Clair County, Illinois alleging that Thomson Inc. failed to disclose to purchasers of certain models of Thomson High Definition Televisions that those televisions would develop numerous latent defects. In January 2005, the parties resolved the dispute whereby the allegations were withdrawn.

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to € 25 million. Hearings took place in October 2004 and parties submitted their final position in January 2005. Screenvision has been advised that it has a strong case for recovery of all or parts of this amount. However, the ultimate outcome cannot be predicted with certainty and no asset has been recorded in respect of the outcome of this claim.

Anti-dumping on televisions manufactured by Thomson's Thailand unit

Customs authorities in seven European countries are assessing imports into the European Union by Thomson subsidiaries of televisions manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to anti-dumping duty, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark and Sweden in an aggregate amount of around € 15,685,366. Thomson believes that it has correctly declared a paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Metabyte, Inc., versus Canal Plus Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) and Canal Plus Technologies, S.A. entered into several agreements which ultimately gave Canal Plus Technologies control over Metabyte Networks, Inc. (“MNI”), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal Plus Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be set by MNI’s board and Canal Plus Technologies. No milestones were ever set. In 2002, Canal Plus Technologies rejected plaintiffs’ attempt to exercise the put option. Plaintiffs filed suit against Canal Plus Technologies in October 2002 in U.S. District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. In June 2004, the Court denied Canal Plus Technologies’ motion for summary judgment, which asserted that the POA was an unenforceable agreement to agree, ruling that material issues of fact exist with respect to several matters including whether Canal Plus Technologies, through the conduct of the individuals it placed on the MNI board, excused MNI from the condition precedent of setting and meeting milestones. A court-ordered mediation occurred on December 6, 2004 but was unsuccessful. Pursuant to the Stock Purchase Agreement of Canal Plus Technologies between Thomson and Groupe Canal+ S.A., Groupe Canal+ granted Thomson certain rights with respect to amounts that may become payable by Thomson in connection with this dispute. The matter is scheduled for trial on June 6, 2005.

Thomson Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc. received a letter, dated March 25, 2004, from Praxair, Inc., owner and operator of an onsite oxygen manufacturing plant constructed on the Circleville facility property in 1996, demanding assurances that Thomson’s performance would be maintained for an alleged remaining seven (7) years of the contract. Although the Circleville facility no longer uses oxygen, Praxair argues that the contract provides for the continuance of certain minimum payments and services. An initial meeting was conducted with Praxair representatives on May 28, 2004, but no progress was made toward a resolution of the dispute. On July 30, 2004, Thomson filed suit against Praxair in Cleveland, Ohio seeking a declaration from the Court that its remaining obligations under the contract, if any, are terminated. Thomson has also sued Praxair and its alliance partner, Corning, Inc., to recover certain damages Thomson contends it sustained as a result of certain misrepresentations which were made by Praxair/Corning concerning the operating efficiencies, benefits, and reduced costs involved in shifting production to an oxy-fueled system. Praxair has

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

responded by filing a Counterclaim seeking a declaration that the contract continues to be valid and enforceable and seeking an award of damages to be proven at trial.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs (“CLI”) filed suit against Thomson S.A. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. Compression systems are typically utilized in products such as digital cameras, cellular phones, printers and scanners. The Federal Trade Commission (“FTC”) has undertaken a non-public antitrust investigation of CLI and its parent, Forgent Corporation, to determine whether CLI violated the FTC Act by reason of CLI’s involvement in the JPEG standard-setting process.

Environmental matters

A certain number of Thomson’s current and previously owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility acquired from General Electric and owned by Thomson from 1987 to 1992 in Taoyuan, Taiwan. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Bureau to perform an investigation and feasibility study relating to potential groundwater contamination issues. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

27. SUBSEQUENT EVENTS

On January 1, 2005 a total of 14,493,324 bonds (€ 587 million) of the original 14,814,815 bonds of the OCEANE issued on March 2002, were redeemed at the option of bondholders.

On January 24, 2005 Thomson repaid in advance the debt related to the Mexicali lease for an amount of $ 227 million (the “Aggregate Acceleration Option Price”). The repayment has been made pursuant to the Conditional Agreements of the initial lease.

Since 31st December 2004, Thomson has continued to advance its partnership project for its Displays business. At the end of February, the first phase of the project was completed, with multiple indications of interest from strategic and from financial partners. In addition, on February

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

28th, 2005, Thomson’s Videocolor subsidiary comprising its Anagni tube production site was formally sold to the Indian company, Videocon, for € 10. Prior to disposal, Thomson recapitalized the business with € 103 million of cash. Estimated cash and non-cash costs related to these subsequent events could reach up to € 365 million of which € 195 million has been recorded in Thomson’s 2004 accounts (note 18) and the rest taken into 2005.

28. LIST OF CONSOLIDATED SUBSIDIARIES

	% share held by Thomson (1)

COMPANY - (Country)	December 31,	December 31,	December 31,
	2002	2003	2004

1) Fully consolidated
Thomson (France) (formerly Thomson multimedia)		Parent company
ATLINKS Communications Canada, Inc. (Canada)	50.0	100.0	100.0
ATLINKS Telecommunication (Guangzhou) Cie Ltd. (People’s Republic
of China)	50.0	100.0	100.0
ATLINKS Hong Kong Ltd. (Hong Kong)	50.0	100.0	100.0
ATLINKS USA, Inc. (U.S.)	50.0	100.0	100.0
Baja Hughes S. de R.L. de C.V. (Mexico)	-	-	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V.
(Mexico)	100.0	100.0	100.0
Deutsche Thomson Brandt GmbH (Germany)	99.9	99.9	100.0
Direct Solutions, Inc. (U.S.)	-	100.0	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0	100.0
European Thai Electronic Company Ltd. (Thailand)	-	100.0	100.0
GALLO 1 S.A. (France)	-	100.0	100.0
GALLO 3 S.A. (France)	-	100.0	100.0
GALLO 4 S.A. (France)	-	100.0	100.0
Gallo 7 (France)	-	100.0	100.0
Gallo 15 (France)	-	100.0	100.0
Gallo 18 (France)	-	-	100.0
Gallo 19 (France)	-	-	100.0
Gyration, Inc. (U.S.)	-	-	100.0
Homefront DSL, Inc. (U.S.)	100.0	(*)	(*)
Immobilière LE GALLO (France)	100.0	100.0	100.0
J2T Holding GmbH (Germany)	100.0	(*)	(*)
Laboratories Thomson Ltd. (Switzerland)	-	100.0	100.0
Manufacturas Avanzadas, S.A. de C.V. (Mexico)	100.0	100.0	(***)
Multimedia Insurance Brokerage (France)	-	100.0	100.0
Nextream S.A. (France)	75.0	75.0	100.0
Nextream France S.A. (France)	75.0	75.0	100.0
Productos Electronicos de la Laguna, S.A. de C.V. (Mexico)	100.0	100.0	100.0
PT Thomson Batam (Indonesia) (formerly Thomson Batam)	-	100.0	100.0
RCA Componentes, S.A. de C.V. (Mexico)	100.0	100.0	(***)
RCA Trademark Management S.A. (France)	100.0	100.0	100.0
S.A. Immobilière Cesson (France)	100.0	100.0	100.0
Servi-Centro Electronico de Mexico, S.A. de C.V. (Mexico)	-	100.0	100.0
Singingfish.com, Inc. (U.S.)	100.0	-	-
Société Tonnerroise d'Electronique Industrielle - STELI (France)	100.0	100.0	100.0
Société Française d’Investissement et d’Arbitrage - Sofia (France)	100.0	100.0	100.0
TAK S.A.S. (France)	80.6	100.0	100.0
TCE Purchasing Company Taiwan (Taiwan)	-	100.0	100.0
TCE Purchasing Company Japan (Japan)	-	100.0	100.0
TCE Purchasing Company Korea (South Korea)	-	100.0	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0	100.0
Thomson Media Solutions Malaysia Sdn Bhd (Malaysia) (formerly
Thomson Audio Muar Sdn Bhd)	100.0	100.0	100.0
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson
multimedia Asia Pacific Pte Ltd.)	100.0	100.0	100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly
Thomson multimedia Asia Pte Ltd.)	100.0	100.0	100.0
Thomson Broadcast & Media Solutions Ltd. (United Kingdom) (formerly
Thomson Broadcast Ltd.)	100.0	100.0	100.0
Thomson Broadcast & Media Solutions S.A. (formerly Thomson
Broadcast Systems S.A.) (France)	100.0	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	100.0	100.0	100.0

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Thomson Crown Wood Products Company (U.S.)	100.0	100.0	100.0
Thomson Displays & Components Holding S.A.S. (France)	-	100.0	100.0
Thomson Displays & Components Singapore Pte Ltd. (Singapore)
(formerly Thomson Television Singapore Pte Ltd.)	100.0	100.0	(***)
Thomson Displays Mexicana, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Display R&D (People’s Republic of China)	-	-	100.0
Thomson Fund Management, Inc. (U.S.) (formerly Thomson
Management Growth Fund)	-	55.2	55.2
Thomson Guangdong Display Company Ltd. (People’s Republic of
China) (formerly Thomson Foshan Colour Picture Company Ltd.)	55.0	55.0	77.6
Thomson Holding Germany GmbH & Co. O.H.G. (Germany) (formerly
Thomson multimedia Sales Germany GmbH & Co O.H.G.)	99.9	99.9	100.0
Thomson Hong Kong Holdings Ltd. (Hong Kong) (formerly Thomson
multimedia Hong Kong Ltd.)	100.0	100.0	100.0
Thomson India Private Ltd. (India)	89.0	100.0	(***)
Thomson Industry (Shenzhen) Co Ltd (People’s Republic of China)
(formerly Thomson Shenzen Industry Ltd. )	-	100.0	100.0
Thomson Investments Group Limited (BVI)	-	-	100.0
Thomson Japan KK (Japan)	-	100.0	100.0
Thomson Licensing, Inc. (U.S.)	100.0	100.0	100.0
Thomson Licensing S.A. (France)	100.0	100.0	100.0
Thomson Manufacturing Operation Co., Ltd (Thailand) (formerly
Thomson multimedia Operations Co., Ltd)	100.0	100.0	(***)
Thomson Marketing Australia Pty Ltd. (Australia)	-	100.0	100.0
Thomson MPH LLC (U.S.)	-	55.2	55.2
Thomson multimedia (Dongguan) Ltd. (People’s Republic of China)	100.0	100.0	100.0
Thomson Multimedia Digital Holding (BVI) Limited	-	-	100.0
Thomson multimedia Chile S.A. (Chile)	100.0	100.0	100.0
Thomson multimedia Czech, S.r.o. (Czech Republic)	100.0	100.0	100.0
Thomson multimedia Digital France (France)	100.0	100.0	100.0
Thomson multimedia Engineering Laboratories Ltd. (Japan)	-	100.0	100.0
Thomson multimedia Hungary K.f.t. (Hungary)	100.0	100.0	100.0
Thomson, Inc. (U.S.) (formerly Thomson Consumer Electronics, Inc. &
Thomson multimedia, Inc.)	100.0	100.0	100.0
Thomson Kulim Sdn Bhd (Malaysia) (formerly Thomson multimedia Kulim Sdn Bhd)	100.0	100.0	100.0
Thomson multimedia Ltd. (Canada) (formerly Thomson Consumer
Electronics Canada, Inc.).	100.0	100.0	100.0
Thomson Maroc (Morocco) (formerly Thomson multimedia Maroc)	-	90.5	90.5
Thomson multimedia Netherlands B.V. (Netherlands)	-	100.0	100.0
Thomson Pensionsverwaltungs GmbH (Germany) (formely Thomson
multimedia Pensionsverwaltungs GmbH)	99.9	99.9	100.0
Thomson multimedia Polska sp.zo.o. (Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0	100.0	100.0
Thomson R&D France S.N.C. (France) (formerly Thomson multimedia R&D France S.N.C.)	100.0	100.0	100.0
Thomson multimedia Sales Europe (France) (formerly Thomson
multimedia Marketing France)	100.0	100.0	100.0
Thomson multimedia Sales France (France)	100.0	100.0	100.0
Thomson multimedia Sales Germany and Austria GmbH (Germany)	99.9	99.9	100.0
Thomson multimedia Sales International S.A.S. (France)	100.0	100.0	100.0
Thomson multimedia Sales Italy S.p.A. (Italy)	100.0	100.0	100.0
Thomson multimedia Sales Spain S.A. (Spain)	100.0	100.0	100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson multimedia Scandinavia A.B. (Sweden)	100.0	100.0	100.0
Thomson multimedia Switzerland A.G. (Switzerland)	100.0	100.0	100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0	100.0	100.0
Thomson OKMCO (Shenzen) Co., Ltd. (People’s Republic of China)	100.0	100.0	-
Thomson O.O.O. (Russia)	-	-	100.0
Thomson Plasma S.A.S. (France)	100.0	100.0	100.0
Thomson Receivables Corporation (U.S.)	100.0	100.0	100.0
Thomson Servicios Corporativos S.A. de C.V. (Mexico)	-	100.0	-
Thomson Silicon Components S.A.S. (France) (formerly Gallo 17 S.A.S.)	-	100.0	100.0
Thomson Telecom Australia Pty Ltd (Australia) (formerly ATLINKS
Australia Pty Ltd.)	50.0	100.0	100.0
Thomson Telecom España S.A. (Spain) (formerly ATLINKS España S.A.)	50.0	100.0	100.0
Thomson Telecom México S.A. de C.V. (Mexico) (formerly ATLINKS
Mexico, S.A. de C.V.	50.0	100.0	100.0
Thomson Telecom S.A. (France) (formerly ATLINKS Telecom S.A.)	50.0	100.0	100.0
Thomson Television Angers (France)	100.0	100.0	100.0

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Thomson Television Components France (France)	100.0	100.0	100.0
Thomson Television España S.A. (Spain)	100.0	100.0	100.0
Thomson Television Germany GmbH (Germany)	99.9	(*)	(*)
Thomson Televisiones de Mexico S.A. de C.V. (Mexico)	100.0	100.0	(***)
Thomson Tube Components Belo Horizonte Ltda. (Brazil)	100.0	100.0	100.0
Thomson Tube Components de Mexico S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Tubes & Displays Ltd (Hong Kong) (formerly Thomson
multimedia Tubes & Displays Ltd.)	100.0	100.0	-
Thomson Tubes & Displays S.A. (France)	100.0	100.0	100.0
Thomson Videoglass (France)	100.0	100.0	100.0
Total Technology Company Ltd. (Hong Kong)	75.0	-	-
Videocolor S.p.A. (Italy)	100.0	100.0	100.0
Vingt Huit Centelec (France) (formerly Ex Camera)	-	100.0	100.0

Technicolor affiliates
Colorado International Corporation (U.S.)	100.0	(*)	(*)
CD Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Central Video, Inc. (U.S.)	100.0	100.0	(*)
Consolidated Independent Television (USA), Inc. (U.S.)	100.0	(*)	(*)
Claymont Investments, Inc. (U.S.)	100.0	100.0	100.0
Complete Post Production Center, Inc. (U.S.)	100.0	(*)	(*)
Consolidated Film Industries, LLC (U.S.)	100.0	100.0	100.0
Consumer Products Sales Company, Inc. (U.S.)	100.0	100.0	(*)
Corinthian Television Facilities Ltd (United Kingdom)	-	-	77.61
Direct Home Entertainment Ltd. (United Kingdom)	100.0	100.0	100.0
Euronimbus GmbH (Germany)	100.0	100.0	(*)
Euronimbus S.A. (Luxembourg)	100.0	100.0	100.0
Gallo 8 S.A.S. (**) (France)	100.0	100.0	100.0
Interecord (Italy)	-	-	100.0
International Recording S.r.l. (Italy)	-	-	100.0
Kay Holdings Ltd (United Kingdom)	-	-	100.0
La Luna de Madrid Digital, S.L. (Spain)	-	-	100.0
Metrocolor Laboratories (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Metrocolor London Ltd. (United Kingdom)	-	-	100.0
Miles O’Fun, Inc. (U.S.)	100.0	(*)	(*)
Naamans Finance Corporation (U.S.)	100.0	100.0	100.0
New CCI, Inc. (U.S.)	100.0	(*)	(*)
Nimbus CD International, Inc. (U.S.)	100.0	100.0	(*)
Nimbus International Sales Corporation (Barbados)	100.0	(*)	(*)
Nimbus Manufacturing, Inc. (U.S.)	100.0	100.0	(*)
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Nimbus Software Services, Inc. (U.S.)	100.0	(*)	(*)
Primacor B.V. (Netherlands)	100.0	100.0	100.0
Real Image Digital, LLC (U.S.)	100.0	100.0	(*)
Technicolor Audio Visual Systems (Rentals) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Audio Visual Systems Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Australia Investments Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Canada Acquisition Corp. (Canada)	100.0	(*)	(*)
Technicolor Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Cinema Distribution, Inc. (U.S.) (formerly Technicolor
Acquisition, Inc.)	100.0	100.0	(*)
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0	100.0	100.0
Technicolor Creative Services Ltd (Thailand) (formerly Thomson
multimedia Marketing Co., Ltd.)	-	100.0	100.0
Technicolor Creative Services USA, Inc. (U.S.)	-	100.0	100.0
Technicolor Digital Cinema, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Digital Cinema, LLC (U.S.)	-	100.0	100.0
Technicolor Distribution Services France S.A.R.L. (France) (formerly
Euronimbus S.A.R.L.)	100.0	100.0	100.0
Technicolor East Coast, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	-	-	100.0
Technicolor Home Entertainment Services de Mexico, S.A. de R.L. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Holdings B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Holdings of Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Holdings, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Holdings S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Imaging Ltd. (United Kingdom)	100.0	100.0	100.0

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Technicolor Investments Co., Inc. (U.S.)	100.0	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Mexico Acquisition S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Milan S.p.A. (Italy)	100.0	100.0	100.0
Technicolor One Hour Photo, Inc. (U.S.)	100.0	(*)	(*)
Technicolor Pty Ltd. (Australia)	100.0	100.0	100.0
Technicolor Scandinavia A/S (Denmark)	100.0	-	-
Technicolor Spain, S.A. (Spain)	100.0	100.0	100.0
Technicolor (Thaïland) Ltd (formerly Cinecolor Lab Co., Ltd.)	-	100.0	100.0
Technicolor USA Holdings, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Videocassette Holdings Ltd. (UK) (United Kingdom)	100.0	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Videocassette B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Home Entertainment Services, Inc. (U.S.) (formerly
Technicolor Videocassette, Inc.)	100.0	100.0	100.0
Technicolor Vidtronics Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor B.V. (Netherlands)	100.0	100.0	100.0
Technicolor, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Ltd. (UK) (United Kingdom)	100.0	100.0	100.0
Technicolor S.p.A. (Italy)	100.0	100.0	100.0
Technique, LLC (U.S.)	100.0	(*)	(*)
Technivision Ltd. (UK) (United Kingdom)	100.0	100.0	100.0
VCA Technicolor, Inc. (U.S.)	100.0	(*)	(*)
Vidfilm International Digital Ltd. (United Kingdom)	100.0	100.0	100.0
Vidfilm International Digital Subtitling Ltd. (United Kingdom)	-	-	100.0
Vidfilm Services, Inc. (U.S.)	100.0	(*)	(*)

The moving Picture Company affiliates
The Moving Picture Company Blondes Films Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Digital Films Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Holdings Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Liar Liar Pants on Fire Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Picasso Pictures Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Printed Pictures Limited (United Kingdom)	-	-	100.0
The Moving Picture Production Company Limited (United Kingdom)	-	-	100.0

Broadcast affiliates
Broadcast Television Systems Ltd. (United Kingdom)	100.0	100.0	100.0
Broadcast Television Systems Australia Pty Ltd. (Australia)	100.0	100.0	100.0
Broadcast Television Systems (S), Pty Ltd. (Singapore)	100.0	100.0	100.0
BTS France S.A.S. (Franc e)	100.0	(*)	(*)
MNC Australia Pty Ltd. (Australia)	100.0	100.0	100.0
Thomson Broadcast & Media Solutions GmbH (Germany) (formerly BTS Media Solutions GmbH)	100.0	99.9	100.0
Thomson Broadcast & Media Solutions Nederlands B.V. (Netherlands)
(formerly Broadcast & Media Solutions Netherlands B.V.)	100.0	100.0	100.0
Thomson Broadcast Solutions do Brazil Ltda. (Brazil)	-	100.0	100.0
Thomson multimedia Broadcast Solutions (Spain) (formerly Thomson
multimedia Broadcast Solutions Iberica, S.A.)	100.0	100.0	100.0
Thomson multimedia Broadcast Solutions, Inc. (U.S.)	100.0	(*)	(*)
Thomson multimedia Broadcast Solutions Belgium N.V. (Belgium)	100.0	100.0	100.0
Thomson multimedia Broadcast Solutions Italy S.r.l. (Italy)	100.0	100.0	100.0
Thomson multimedia Distribution B.V. (Netherlands)	100.0	100.0	100.0
Thomson Optical Components Ltd (Hong Kong) (formerly Broadcast Television Systems HK Ltd.)	100.0	100.0	100.0

Grass Valley affiliates
Grass Valley GmbH (Germany)	100.0	(*)	(*)
Grass Valley Group, Inc. (U.S.)	100.0	(*)	(*)
Grass Valley Group Japan, Ltd. (Japan)	100.0	100.0	100.0
Grass Valley Ltd. (Hong Kong)	100.0	100.0	100.0
Grass Valley Ltd. (United Kingdom)	100.0	(*)	(*)
Grass Valley Pte Ltd. (Singapore)	100.0	100.0	100.0
Grass Valley S.A.R.L. (France)	100.0	100.0	100.0
GVG Pty Ltd. (Australia)	100.0	100.0	100.0
Thomson Broadcast & Media Solutions, Inc. (U.S.) (formerly Grass Valley (US), Inc.)	100.0	100.0	100.0

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

PDSC affiliates
Technicolor Export de Mexico, S.A. de R.L. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Mexicana, S.A. de R.L. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Home Entertainment Services Ireland Ltd. (Ireland)	100.0	100.0	100.0
Technicolor Home Entertainment Services of America LLC (U.S.)	100.0	100.0	100.0
Technicolor Universal Media Services LLC of America (U.S.)	60.0	66.8	74.85
Technicolor Disc Services International Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Disc Services Corp. (U.S.)	100.0	100.0	(*)

DSL affiliates
Thomson multimedia Broadband S.A.S. (France)	100.0	100.0	(*)
Thomson multimedia Broadband France S.A. (France)	100.0	100.0	(*)
Thomson Telecom Belgium N.V. (Belgium) (formerly Thomson
multimedia Broadband Belgium N.V.)	100.0	100.0	100.0

Digital Intermedia System affiliates
Thomson Broadband UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson Broadband, Inc. (U.S.) (formerly GDS, Inc.)	93.5	100.0	(*)

Canal+ Technologies affiliates
Canal+ Technologies, Inc. (U.S.)	-	95.4	100.0
Mediabright Ltd. (United Kingdom)	-	95.4	100.0
Metabyte Networks, Inc. (U.S.)	-	49.0	49.0
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	-	95.4	-

2) Consolidated by pro rata method
3DCD LLC (U.S.)	50.0	50.0	50.0
Cinema Billboard Network, LLC (U.S.)	50.0	50.0	50.0
Easyplug S.A.S. (France)	50.0	-	-
Easyplug, Inc. (U.S.)	50.0	-	-
KeyMRO S.A.S. (France)	-	36.0	-
La Luna Titra, S.L. (Spain)	-	-	50.0
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	-	-	50.0
Screenvision Acquisitions 10, Inc. (U.S.)	-	-	50.0
Screenvision Acquisitions 20, LLC (U.S.)	-	-	50.0
Screenvision Cinema Network, LLC (U.S.)	50.0	50.0	50.0
Screenvision Direct, Inc. (U.S.) (formerly Val Morgan Cinema Advertising, Inc.)	50.0	50.0	50.0
Technicolor Cinema Advertising LLC (U.S.)	50.0	50.0	50.0
Technicolor Cinema Billboard, Inc. (U.S.)	50.0	50.0	50.0
Technicolor Digital Cinema LLC (U.S.)	80.0	-	-
Technicolor Screen Advertising, Inc. (U.S.)	50.0	50.0	50.0
Technicolor Screen Services, Inc. (U.S.)	50.0	50.0	50.0
Thomson Broadcast and Media Solutions Nordic A/S (Denmark)	-	50.0	50.0
Thomson CITIC Digital Technology (People’s Republic of China)	-	-	50.0
Thomson Zhao Wei Multimedia Co., Ltd. (People’s Republic of China)	55.0	55.0	(***)

Screenvision Europe affiliates
Cinema Publicitaire Belgium S.A. (Belgium)	50.0	(*)	(*)
Cinespot S.A. (Spain)	50.0	50.0	-
Dansk Reklame Films A/S (Denmark) (formerly RMB Dansk Reklame Films A/S)	-	12.5	12.5
Entertainment B.V.B.A. (Belgium) (formerly Twice)	35.5	-	-
Nordic Media Link A.B. (Sweden)	-	25.0	25.0
RMB Contractors S.r.o. (Czech Republic)	50.0	50.0	(*)
RMB Denmark A/S (Denmark)	-	25.0	25.0
RMB Entertainment S.A. (Belgium)	25.0	50.0	50.0
RMB Italia S.r.l. (Italy)	50.0	-	-
RMB Norway (Norway)	-	25.0	25.0
RMB Sweden A.B. (Sweden)	-	25.0	25.0
Screenvision Belgium (Belgium) (formerly RMB Cinema)	50.0	50.0	50.0
Screenvision Czech S.r.o. (Czech Republic) (formerly RMB Czech Arcona S.r.o.)	50.0	50.0	50.0
Screenvision Europe S.A.S. (France) (formerly Gallo 11 S.A.S.)	50.0	50.0	50.0
Screenvision Finance S.A.S. (France)	50.0	50.0	50.0
Screenvision Finland Oy (Finland) (formerly RMB Finland Oy)	-	25.0	25.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0	50.0	50.0
Screenvision Group (Europe) Ltd. (United Kingdom) (formerly RMBI II)	50.0	50.0	50.0
Screenvision Holdings (Europe) Ltd. (United Kingdom)	50.0	50.0	50.0

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

UNAUDITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Screenvision Holdings S.A.S. (France)	50.0	50.0	50.0
Screenvision Netherlands B.V. (Netherlands) (formerly RMB
Netherlands)	50.0	50.0	50.0
Screenvision Portugal (Portugal) (formerly RMB Portugal)	50.0	50.0	50.0
Screenvision Spain S.A. (Spain) (formerly RMB España Multimedia SA)	50.0	50.0	50.0
Screenvision Slovakia S.r.o. (Slovakia) (formerly RMB Slovakia S.r.o.)	-	50.0	50.0
Vandam KH S.A. (Belgium)	50.0	(*)	(*)

3) Consolidated by equity method
Celstream Technologies Private Ltd. (India)	-	38.8	44.8
CTE El Athir (Tunisia)	30.0	30.0	30.0
Easyplug S.A.S. (France)	-	50.0	50.0
Easyplug, Inc. (U.S.)	-	50.0	50.0
Metric Line (France)	-	40.0	40.0
MTEP (U.S.)	-	12.5	12.5
RF Film, S.A. (Spain)	-	-	50.0
Singingfish.com, Inc. (U.S.)	-	100.0	(*)
Techfund Capital Europe (France)	-	20.0	20.0
Thomson Pacific Consumer Electronics Co. Ltd. (Taiwan)	50.0	50.0	-
Total Technology Company Ltd. (Hong Kong)	-	19.9	-
T.T.E Corporation	-	-	33.0
(1)	Percentage rounded to one decimal.
(*)	Entities merged into others.
(**)	Holding companies of Technicolor affiliates.
(***)	Entities transferred to T.T.E. Corporation.

The accompanying notes are an integral part of the consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: march 21st, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer